AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 1999
                                                    REGISTRATION NO. 333-_______
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                          AMERICAN CLASSIC VOYAGES CO.
             (Exact Name of Registrant as Specified in its Charter)

            Delaware                                      31-0303330

    (State or Other Jurisdiction of                     (I.R.S. Employer
     Incorporation or Organization)                      Identification No.)

     Two North Riverside Plaza, Suite 200, Chicago, IL 60606, (312) 258-1890 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                 Jordan B. Allen
             Executive Vice President, General Counsel and Secretary
                          American Classic Voyages Co.
     Two North Riverside Plaza, Suite 200, Chicago, IL 60606, (312) 466-6202 (Name, Address, Including Zip Code, and Telephone Number, Including Area
                          Code, of Agent for Service)

                                   Copies To:


David S. Stone, Esq.                              Thomas A. Cole, Esq.
Seyfarth, Shaw, Fairweather & Geraldson           Imad I. Qasim, Esq.
55 East Monroe, Suite 4200                        Sidley & Austin
Chicago, IL 60603                                 One First National Plaza
Telephone: (312) 269-8965                         Chicago, Illinois  60603
                                                  Telephone:  (312) 853-7000

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE


  Title of Each Class of                                                                      Proposed Maximum
     Securities to Be              Amount to Be                 Proposed Maximum              Amount Aggregate          Amount of
        Registered                Registered (1)          Offering Price per Share (2)       Offering Price (2)     Registration Fee
        ----------                --------------          ----------------------------       ------------------     ----------------
       Common Stock                3,450,000                       $84,093,750                      $24.375               $23,379

(1) Includes 450,000 shares that are subject to an over-allotment option granted to the Underwriters.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low prices per share of the common stock on the Nasdaq National Market on February 12, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                              Subject to Completion
                 Preliminary Prospectus Dated February 22, 1999



--------------------------------------------------------------------------------


Prospectus                                                           [AMCV LOGO]


                                3,000,000 SHARES

                          AMERICAN CLASSIC VOYAGES CO.

                                  COMMON STOCK
                                 --------------

         American Classic Voyages Co. is the leading provider of overnight passenger cruises among the Hawaiian Islands and on the Mississippi River System. We are seeking to raise money to help finance the expansion of our Hawaii cruise business through the construction of additional passenger vessels.

         We are offering to sell 3,000,000 shares of common stock with this prospectus. Our shares are quoted on the Nasdaq National Market under the symbol "AMCV." On February 19, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $25.125 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

                                -----------------


                                                                PER SHARE             TOTAL
                                                                ---------             -----
Public Price..............................................      $___.___            $_______
Underwriting Discount.....................................      $___.___            $_______
Proceeds, before expenses, to
    American Classic Voyages Co...........................      $___.___            $_______


         The underwriters may also purchase up to an additional 450,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The shares of common stock will be ready for delivery in New York, New York on or about __________, 1999.

                                  ------------

                              MERRILL LYNCH & CO.
                                   ----------


              The date of this prospectus is ___________ __, 1999.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the sale is not permitted.

       [Photographs of cruise vessels, artist's rendering of new vessels, maps of itineraries and photographs of the Hawaiian Islands]

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
Prospectus Summary................................................................................................5
Risk Factors.....................................................................................................15
Use of Proceeds..................................................................................................24
Price Range of Common Stock and Dividend Policy..................................................................25
Selected Financial Data..........................................................................................26
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..................................................................29
Business.........................................................................................................40
Management.......................................................................................................55
Principal Stockholders...........................................................................................58
Underwriting.....................................................................................................60
Legal Matters....................................................................................................63
Experts..........................................................................................................63
Incorporation of Certain Documents by Reference..................................................................64
Available Information............................................................................................65

                                  ------------

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things:

               - Completion of new vessels on time and within budget;
               - Our ability to achieve our plans to expand our operations;
               - Our ability to secure adequate financing for our growth plans;
               - Substantial leverage;
               - Our ability to manage expansion of our business;
               - Anticipated trends in the market for cruise vacations; and
               - Our ability to take advantage of certain competitive advantages provided to us by federal law.

         Some of the information in this prospectus, including in (1) the "Summary -- Investment highlights," "-- Hawaii cruise market," "-- Growth strategy" and "-- Relevant legislation," (2) "Risk Factors," (3) "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Financial

Condition," and (4) "Business -- Statutory competitive advantages," "-- The vacation cruise market," "-- The Hawaii cruise market," "-- Expansion plans," "-- Current operations --Vessels" and "-- Government regulations" contains forward-looking statements that involve substantial risks and uncertainties within the meaning of the Private Securities Litigation Reform Act of 1995.

         Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward- looking statements. We undertake no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                               ------------------

         You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

         This summary highlights some information from this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section. As used in this prospectus, "American Hawaii" refers to American Hawaii Cruises, "Delta Queen" refers to The Delta Queen Steamboat Co., "CLIA" refers to the Cruise Line International Association and "HVCB" refers to the Hawai'i Visitors and Convention Bureau.

AMERICAN CLASSIC VOYAGES CO.

         American Classic Voyages Co. is the leading provider of overnight passenger cruises among the Hawaiian Islands and on the Mississippi River System. We operate two cruise lines under the names "American Hawaii" and "Delta Queen." American Hawaii offers year-round cruises among the Hawaiian Islands aboard its U.S.-flagged ocean liner with 867 passenger berths. Delta Queen operates cruises on three authentic paddlewheel riverboats with a total of 1,026 passenger berths. Delta Queen cruises provide varied and unique itineraries on the Mississippi, Ohio, Cumberland, Tennessee, Arkansas, Illinois and Atchafalaya Rivers.

         We are the largest owner and operator of U.S. built, owned and crewed overnight passenger vessels, documented as "U.S.-flagged" vessels. U.S. law requires our foreign-flagged competitors to include at least one foreign port in each itinerary. We, on the other hand, can offer itineraries featuring only U.S. ports. This gives us a distinct competitive advantage in Hawaii because the closest foreign port to Hawaii requires a four day sail across the Pacific Ocean.

INVESTMENT HIGHLIGHTS

         We believe that the following factors are important to understand the growth potential of our business:

         - LARGE UNTAPPED POTENTIAL OF HAWAII CRUISE MARKET. Hawaii is a premier year-round, warm weather tourist destination. In 1998, approximately 7 million people visited Hawaii, according to the HVCB, only 1% of whom traveled aboard a cruise ship.

         - MARKET LEADER IN HAWAIIAN ISLANDS CRUISES. We are the largest cruise operator in and among the Hawaiian Islands. In 1998, we carried 45,300 passengers, which represented 54% of the HVCB-estimated 83,200 Hawaiian Island cruise passengers.

         - NEW SHIPS. We are negotiating a contract to build two "world-class" ships for delivery into the Hawaii market. Each ship will have approximately 1,900 berths. This will substantially increase our presence in the market. We are also attempting to obtain an existing large, modern cruise ship for use in the Hawaii market while we are building the new ships. In addition, we intend to build up to five additional ships and purchase one existing ship to expand our Delta Queen line. We intend to deploy these ships to underserved Eastern Seaboard, Northern California and Pacific Northwest markets.

         - COMPETITIVE ADVANTAGES. U.S. law prohibits our primary competitors, who sail foreign-flagged ships, from offering itineraries consisting exclusively of U.S. ports. In addition, in connection with our pending commitment to build large passenger cruise ships in a U.S. shipyard, a recently adopted U.S. statute provides that we will have the exclusive right to operate large U.S.-flagged vessels in the Hawaiian Islands for the economic life of our new ships, subject to satisfying various statutory conditions described below.

         - ATTRACTIVE CHARACTERISTICS OF CRUISE INDUSTRY. According to CLIA statistics, the cruise industry has grown from an estimated 0.5 million passengers in 1970 to approximately 5.4 million passengers in 1998. Historically, demand in the cruise industry has tended to increase with the introduction of new ships. Further, CLIA statistics indicate that once an individual cruises, it is likely that he or she will cruise again.

         - STRONG DEMOGRAPHICS IMPACTING CRUISE INDUSTRY. According to CLIA, the average age of cruisers is 50. Based on U.S. Census Bureau reports, the number of adults in the U.S. who are at least 50 is expected to increase 27% over the next decade.

         - DELTA QUEEN'S MARKET LEADERSHIP. Our Delta Queen customer base cruises frequently and is loyal to the Delta Queen brand of cruises. This is evidenced by the fact that an average of 26% of all Delta Queen passengers have previously cruised with Delta Queen, and a significant number of these passengers has taken several Delta Queen cruises. According to the Cruise Industry News 1997 Annual Report, Delta Queen enjoys a 60% market share of the available berths within the domestic waterways and rivers segments of the overnight cruise market.

         - ACCESS TO ATTRACTIVE DEBT FINANCING. We have applied for financing guaranties from the U.S. Maritime Administration, an agency of the U.S. Department of Transportation, commonly referred to as "MARAD." We currently expect MARAD to guaranty private financing for up to 87.5% of the cost of constructing the new Hawaii vessels. With a MARAD guaranty, we anticipate obtaining financing at attractive rates.

THE CRUISE INDUSTRY

         The worldwide market for cruise vacations has grown dramatically over the past two decades. We expect the number of cruisers to continue to grow rapidly for the following reasons. Unless we have stated otherwise, we have used CLIA information for the industry, customer and survey statistics cited under this heading.

         Positive historical growth trend

         - The number of passengers taking cruise vacations has grown at a compound annual rate of approximately 9% since 1970.

         Strong demographics

         -        There are 133 million potential cruise passengers in the U.S.
                  cruise line industry target market of adults 25 years or older with household incomes in excess of $20,000.

         - Based upon statistics published by the U.S. Census Bureau, between the year 2000 and the year 2010, the number of persons within the age group of 45 to 54 is expected to increase by 18% and the number of persons within the age group of 55 to 64 is expected to increase by 47%. As noted above, the average age of cruisers is 50.

         -        Consumers have increased their recreational spending.
                  According to the U.S. Bureau of Economic Analysis, recreation expenditures grew at an average rate of 6.4% between 1975 and 1998, while personal consumption grew at an average rate of 3.1% and gross domestic product grew at an average rate of 3.0%, during the same period.

         Large untapped market potential

         -        Almost 90% of the U.S. population has never cruised.

         - 56% of persons surveyed within the target market of adults 25 years or older with household incomes in excess of $20,000 report that they are interested in cruising.

         High customer satisfaction

         - Over 90% of cruise passengers surveyed indicate that cruises are better than or as good as other vacations.

         - Cruise passengers tend to repeat. Passengers who have cruised over the past five years have taken an average of 2.4 cruises during this period.

THE HAWAII CRUISE MARKET

         We believe that there are many factors indicating that the Hawaii cruise market offers strong potential for growth, including the following:

         -        HAWAII IS ONE OF THE WORLD'S PREMIER TOURIST DESTINATIONS.
                  With its excellent year-round weather and remarkable natural beauty, Hawaii attracts nearly 7 million visitors each year, approximately 4 million of whom come from North America.

         - LACK OF PENETRATION OF HAWAII CRUISE MARKET. Only 1% of the visitors to Hawaii cruise, as compared to 22% of the visitors to the Caribbean and 35% of the visitors to Alaska, according to statistics provided by the HVCB, CLIA and the Alaska Division of Tourism.

         - HAWAII VISITORS AND CRUISERS SHARE SIMILAR PROFILES. Visitors to Hawaii and cruise vacationers generally share similar profiles, including age, lengthy average stays and relatively high income levels.

         - HAWAII RESEMBLES THE CARIBBEAN CRUISE MARKET IN ITS EARLY STAGES. Like the Caribbean market, Hawaii has exotic and scenic destinations for cruises, with year-round warm weather and abundant water activities. The Caribbean cruise market grew from 1.4 million passengers in 1985 to 3.2 million passengers in 1995, according to CLIA statistics.

         - MATURATION OF OTHER CRUISE MARKETS. Other more developed cruise markets with higher market penetration, such as the Caribbean, have already been visited by experienced cruisers. We believe Hawaii will be an attractive new destination for experienced cruisers seeking new itineraries.

GROWTH STRATEGY

         We are pursuing an aggressive growth strategy for both of our cruise lines to capitalize on the increased popularity of cruising and the underdeveloped markets we serve or have identified. Accordingly, we are currently pursuing the following goals:

         Hawaii

         - Building two new, world-class 1,900 berth passenger vessels at an estimated cost of $450 to $470 million per ship for delivery in late 2002 and 2003.

         - Obtaining a modern ship with 1,200 to 2,000 passenger berths and introducing this ship into the Hawaii cruise market.

         - Achieving operating efficiencies by using large modern cruise ships to carry more passengers without a proportionate increase in total operating expenses. As we add more vessels, we also expect to achieve additional efficiencies because our fixed costs can be spread over a larger revenue base.

         Delta Queen

         - Purchasing a fourth riverboat to operate on West Coast inland waterways by early 2000.

         - Building up to five new coastal vessels, each containing approximately 226 berths and costing approximately $35 million. The new vessels will serve exciting new U.S. coastal itineraries along the Eastern Seaboard, Northern California and the Pacific Northwest, with the first two vessels scheduled for delivery in 2001 and 2002.

BUSINESS OVERVIEW

         Hawaii

         American Hawaii's cruise ship, the S.S. Independence, is a U.S.-flagged ocean liner with 867 passenger berths. The S.S. Independence operates inter-island cruise vacations among the Hawaiian Islands on a year-round basis. These cruises have a distinctly Hawaiian theme and focus on the exotic and natural beauty of the Hawaiian Islands. We offer primarily seven-day itineraries with five ports of call throughout the Hawaiian Islands of Maui, Hawaii, Oahu and Kauai. We offer more than 50 shore excursion activities to passengers on our Hawaii cruises to showcase the spectacular Hawaiian scenery and local attractions, including helicopter and submarine rides, deep sea fishing, snorkeling and scuba diving, and tours of popular destinations such as Pearl Harbor and the Arizona Memorial, Fern Grotto and the historic town of Lahaina. We also offer theme cruises, including "Hawaiian Heritage," "Whales in the Wild" and "Big Band" cruises.

         Delta Queen

         Delta Queen operates three paddlewheel riverboats, the Delta Queen, Mississippi Queen and American Queen, that provide overnight cruises along the Mississippi River System and other inland waterways. Delta Queen offers three to 14 night cruise vacations that emphasize an old-fashioned "Americana" theme, showcasing the history, heritage and scenery of the areas we cruise. Delta Queen cruises are well known among the travel agent community and Delta Queen's target passenger group for their unique itineraries and "first class" service. We service varied destinations, including New Orleans, St. Louis, Memphis, Cincinnati, Pittsburgh, Nashville, St. Paul and Louisville.

RELEVANT LEGISLATION

         Passenger Vessel Act of 1886

         The Passenger Vessel Act of 1886, together with the Merchant Marine Act, 1920, known as the Jones Act, provide that only U.S. vessels that are (1) U.S. built, (2) owned primarily by U.S. citizens, (3) crewed by U.S. citizens, and (4) documented as U.S.-flagged by the U.S. Coast Guard are permitted to operate exclusively between U.S. ports, including the Hawaiian Islands. Most cruise lines, such as Carnival Cruise Lines, Royal Caribbean International, Princess Cruises and Disney Cruise Line, do not sail U.S.-flagged ships. Foreign-flagged vessels must include a foreign port in each of their itineraries.

         Pilot Project Statute

         The U.S. Flag Cruise Ship Pilot Project Statute enacted in 1997 provides that, subject to compliance with certain conditions set forth in the statute, we will have the exclusive right to operate large, U.S.-flagged cruise ships in the Hawaiian Islands. Conditions to this right include our executing a binding contract no later than April 1999 to construct at least two new cruise vessels in a U.S. shipyard. If we meet the statutory conditions, the Pilot Project Statute provides that (1) our exclusive rights would run for the economic life of our new ships and (2) we will be permitted to operate a foreign-built cruise ship as a U.S.-flagged vessel in Hawaii for a period extending until two years following completion of the final vessel under the contract.

                                  THE OFFERING


Common Stock offered                                          3,000,000 shares(1)

Common Stock to be outstanding after                          17,306,009 shares.(1)(2)(3)
the offering

Use of Proceeds                                               We intend to use the estimated net
                                                              proceeds of $___  million that we will
                                                              receive from this offering for
                                                              expansion of existing operations,
                                                              including the construction of the initial
                                                              Hawaii vessel.

RISK FACTORS                                                  YOU SHOULD READ THE "RISK FACTORS"
                                                              SECTION BEGINNING ON PAGE 15, AS WELL
                                                              AS OTHER CAUTIONARY STATEMENTS
                                                              THROUGHOUT THE ENTIRE PROSPECTUS TO
                                                              ENSURE YOU UNDERSTAND THE RISKS
                                                              ASSOCIATED WITH AN INVESTMENT IN OUR
                                                              STOCK.

Nasdaq National Market Symbol                                 AMCV


--------

         (1) This does not include the 450,000 shares issuable to the underwriters under the over-allotment option.

         (2) This does not include a total of 6,245,787 shares issuable (1) upon exercise of 2,984,031 options to purchase common stock outstanding as of February 17, 1999, and (2) 3,261,756 shares reserved for issuance under the 1995 Employee Stock Purchase Plan, the 1992 Stock Option Plan, the Executive Stock Option Plan as of December 31, 1998 and, subject to approval by our shareholders, shares reserved under the 1999 Stock Option Plan.
         (3) Our Board of Directors has approved the amendment of our certificate of incorporation to increase our authorized shares of common stock from 20,000,000 to 40,000,000. The holders of a majority of the shares of our outstanding common stock have agreed to consent to this amendment. We expect this amendment to become effective on or about March 31, 1999 following satisfaction of regulatory and other requirements.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

         We have derived the following summary historical financial data from our (1) audited consolidated financial statements included in the Company's Annual Reports on Form 10-K for the years ended December 31, 1996 and 1997, each as filed with the Securities and Exchange Commission, and (2) unaudited consolidated financial statements included in the Company's Quarterly Report on Form 10-Q as of and for the nine month periods ending September 30, 1997 and 1998, each as filed with the SEC.

         We have included Adjusted EBITDA because, along with cash flows from operating, investing and financing activities, it provides operating information relevant to our ability to incur and service debt and to make capital expenditures. Adjusted EBITDA means operating income before interest, income taxes, depreciation, amortization, impairment write-down and one-time pre-opening costs. Adjusted EBITDA is unaudited, does not represent cash flows provided by operating activities in accordance with GAAP, is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance, and is not necessarily indicative of cash available to fund all cash needs.

         These results of operations reflect historical performance and we cannot assure you that they will be indicative of results to be expected for any future period. You should carefully read "Management's Discussion and Analysis of Financial Condition and Results of Operations" together with the information below (dollars in thousands except per share data and operating statistics).


                                            Years Ended December 31,             Nine Months Ended September 30,
                                            ------------------------             -------------------------------
                                       1995           1996            1997            1997            1998
                                       ----           ----            ----            ----            ----
                                                                                          (unaudited)
Income statement data:
Revenues                            $ 188,373       $ 190,408       $ 177,884       $ 132,474       $ 145,123
Cost of operations                    136,478         122,545         111,295          81,974          95,168
                                    ---------       ---------       ---------       ---------       ---------
Gross profit                           51,895          67,863          66,589          50,500          49,955
Selling, general and
   administrative expenses             48,613          45,367          41,015          31,326          35,544
Depreciation and
   amortization expense                11,917          14,571          15,590          11,494          12,719
Impairment write-down(1)                   --          38,390              --              --              --
One-time pre-opening costs(2)           5,900              --              --              --              --
                                    ---------       ---------       ---------       ---------       ---------
Operating income (loss)               (14,535)        (30,465)          9,984           7,680           1,692
Interest income                         1,706             912           1,028             796             786
Interest expense                        5,708           8,111           6,963           5,211           5,002
Other income(3)                            --          11,729              --              --             300
                                    ---------       ---------       ---------       ---------       ---------
Income (loss) before income
   taxes and minority interest        (18,537)        (25,935)          4,049           3,265          (2,224)
Income tax (expense) benefit            6,308           8,299          (1,620)         (1,306)            890
Minority interest in loss               2,558              --              --              --              --
                                    ---------       ---------       ---------       ---------       ---------
Net income (loss)                   $  (9,671)      $ (17,636)      $   2,429       $   1,959       $  (1,334)
                                    =========       =========       =========       =========       =========




                                            Years Ended December 31,               Nine Months Ended September 30,
                                            ------------------------               -------------------------------
                                             1995             1996             1997             1997            1998
                                             ----             ----             ----             ----            ----
                                                                                             (unaudited)
PER SHARE INFORMATION:
Basic:
Basic weighted average
   shares outstanding                       13,763           13,802           13,952           13,938           14,111
Earnings (loss) per share                $   (0.70)       $   (1.28)       $    0.17        $    0.14        $   (0.09)
Diluted:
Diluted weighted average
   shares outstanding                       13,763           13,802           14,338           14,232           14,111
Earnings (loss) per share                $   (0.70)       $   (1.28)       $    0.17        $    0.14        $   (0.09)

BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents                $   6,048        $  17,908        $  19,187        $  19,474        $  27,233
Working capital(4)                         (48,313)         (38,745)         (41,564)         (43,835)         (38,825)
Total assets                               247,473          211,864          210,895          215,565          213,799
Long-term debt, less
   current portion                         103,272           85,898           81,488           82,326           78,226
Total stockholders' equity                  71,413           54,982           59,219           58,233           59,835

OTHER DATA:
Adjusted EBITDA                          $   3,282        $  22,496        $  25,574        $  19,174        $  14,411
Cash flows provided by
   (used in) operating activities           (9,947)          15,016           22,414           19,537           15,904
Cash flows provided by
   (used in) investing activities          (35,521)          13,891          (17,864)         (15,582)          (5,539)
Cash flows provided by
   (used in) financing activities           39,292          (17,047)          (3,271)          (2,389)          (2,319)

OPERATING STATISTICS (UNAUDITED):
Fare revenue per passenger night         $     208        $     216        $     228        $     230        $     222
Total revenue per passenger night              288              287              302              304              313
Weighted average operating days(5)
   Delta Queen                                 263              347              337              254              256
   American Hawaii                             272              366              337              245              273
Vessels capacity per day
   (passenger berths)(6)
   Delta Queen                               1,024            1,024            1,026            1,026            1,026
   American Hawaii                           1,594              817              844              835              867
Passenger nights(7)                        628,660          643,891          588,892          436,085          464,361
Physical occupancy percentage(8)                90%              98%              94%              94%              93%


(1) We removed the S.S. Constitution from service in Hawaii on June 27, 1995 and recognized an impairment write-down of $38.4 million in 1996 ($1.89 per share net of tax on a diluted basis).

(2) In 1995, we incurred a $5.9 million ($0.28 per share net of tax on a diluted basis) one-time charge that represented costs associated with the introduction of the American Queen in June of 1995.
(3) In October 1996, we sold the Maison Dupuy Hotel located in New Orleans, Louisiana for a gain of $11.7 million ($0.57 per share net of tax on a diluted basis).
(4) Working capital is current assets less current liabilities. Due to the business cycle of the cruise industry, whereby customer deposits are received in advance of sailing and classified as current liabilities, working capital is typically negative. Working capital is unaudited.
(5) Weighted average operating days for each cruise line is determined by dividing capacity passenger nights for each cruise line by the cruise line's total vessel capacity per day. Capacity passenger nights is determined by multiplying, for the respective period, the actual operating days of each vessel by each vessel's capacity per day.
(6) Vessel capacity per day represents the number of passengers each cruise line can carry assuming double occupancy for cabins which accommodate two or more passengers. Some cabins on the S.S. Independence and the American Queen can accommodate three or four passengers.
(7) A passenger night represents one passenger spending one night on a vessel; for example, one passenger taking a three-night cruise would generate three passenger nights.
(8) Physical occupancy percentage is passenger nights divided by capacity passenger nights.


                                    --------

Our principal executive offices are located at Two North Riverside Plaza, Suite 200, Chicago, Illinois 60606, (312) 258-1890.

                                    ---------

Unless otherwise stated herein, all information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could have a material adverse effect on our business, including our operating results and financial condition. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

FAILURE TO ENTER INTO CONTRACTS WITH SHIPYARDS WILL ADVERSELY IMPACT EXPANSION PLANS

         Contract for Hawaii cruise ships

         Although we have entered into a letter of intent and are currently in negotiations with Ingalls Shipbuilding, Inc., we have not yet entered into a definitive agreement to construct the Hawaii cruise ships. We cannot assure you that we will be able to reach agreement with Ingalls Shipbuilding on acceptable terms. If we do not enter into an agreement to build at least two cruise ships with Ingalls Shipbuilding, or another U.S. shipyard, for any reason prior to April 1999, then we will not qualify to receive the benefits of the Pilot Project Statute. In that event, we will not construct the Hawaii cruise ships and we will re-allocate the proceeds from this offering for other corporate purposes. Without the new Hawaii cruise ships, we would have to abandon our current expansion plans in Hawaii.

         Contract for coastal cruisers

         We are currently negotiating with a shipyard to construct up to five new coastal ships for Delta Queen. We have not yet entered into a definitive agreement to construct the coastal ships. We cannot assure you that we will be able to reach agreement with a shipyard to build the coastal ships on terms acceptable to us. If we cannot reach such an agreement to build any or all of the five new coastal ships, then we will not be able to implement our expansion plans or we will have to scale back our expansion plans.

RISKS OF CONSTRUCTION OF HAWAII AND COASTAL VESSELS
MAY ADVERSELY AFFECT EXPANSION PLANS

         Completion of vessels

         We currently intend to construct at least two new vessels for our Hawaii cruise business and up to five new coastal cruisers for the Delta Queen line. However, Ingalls Shipbuilding has never built a modern passenger ship and, because no U.S. shipyard has built a passenger ship in over 40 years, there is a limited base of experienced subcontractors for portions of the ships. We cannot assure you that we will be able to successfully complete construction of the Hawaii cruise ships or the coastal cruisers or that we will be able to complete these projects within construction budgets or expected time frames. Factors that could impact construction of the new vessels include:

         - inexperience of the shipyards and subcontractors in constructing large, luxury passenger vessels;
         -        construction delays or complications;
         -        cost overruns;
         -        labor stoppages, slowdowns or shortages;
         -        limited number of suppliers; and
         - compliance with U.S. Coast Guard regulations and classification society requirements.

         Our business strategy has been developed on the assumption that we will be able to put the Hawaii cruise ships and coastal cruisers into service on a timely basis. We have also assumed that the ships will perform according to their design specifications. If there is a significant delay in delivering the vessels in accordance with design specifications, then it could have a material adverse effect on our business. Also, events out of the control of the shipyards constructing the vessels could delay delivery. In such event, our remedies against the shipyards may be limited.

         Guaranty

         In our contract negotiations with Ingalls Shipbuilding, we are seeking a guaranty of the contract from Ingalls Shipbuilding's parent, Litton Industries. However, we cannot assure you that we will be able to obtain this guaranty, or that it will be adequate to cover our losses if the new ships are not completed. If we do not obtain this guaranty, and the new ships are not completed or are significantly delayed, it could have a material adverse effect on our expansion plans in Hawaii and on our business as a whole.

INABILITY TO OBTAIN MARITIME ADMINISTRATION FINANCING GUARANTIES WILL IMPEDE EXPANSION PLANS

        We intend to finance a significant portion of the purchase price of the Hawaiian cruise ships through private financing guarantied by the U.S. Maritime Administration, commonly referred to as "MARAD." If granted, MARAD guarantied financing would provide us with favorable financing terms for up to 87.5% of the cost of the Hawaii cruise ships. There are a number of conditions to MARAD guarantied financing, including having a commitment for the necessary equity of approximately $120 million required to finance the construction of both Hawaii cruise ships. While we have filed the formal application with MARAD, we cannot assure you that we will be able to satisfy all of the conditions to obtain such MARAD guarantied financing for the Hawaii cruise ships. If we do not obtain the MARAD guaranty, we will have to obtain financing for the Hawaii cruise ships from other sources. Given the size of our financing needs, we may be unable to obtain sufficient financing, regardless of price; and if available, such alternative financing would likely be at much less favorable rates than that of the MARAD guarantied financing. If we cannot finance the construction of the Hawaii cruise ships, then we will have to abandon our current expansion plans in Hawaii.

ADDITIONAL CAPITAL WILL BE REQUIRED TO COMPLETE OUR EXPANSION PLANS

         Our expansion plans are based in part on the construction of several new vessels and the acquisition and renovation of existing vessels to be put into operation in both the Hawaii market and the U.S. coastal and inland waterways market. This strategy requires us to spend significant amounts of capital in building, purchasing and renovating vessels. The final cost for such new vessels may exceed our initial estimates and we may be required to seek additional sources of capital in order to complete the vessels.

         In particular, we will initially require approximately $120 million of equity capital to build the two new Hawaii vessels. We do not intend to raise all of the required equity in this offering. Therefore, after this offering, we will still require additional equity capital in order to obtain MARAD guarantied financing relating to construction of the second Hawaii cruise ship. We cannot assure you that we will be able to obtain additional financing at commercially acceptable levels to finance such new construction or to pursue strategic business opportunities. Our failure to obtain enough capital may require us to delay or abandon some of our expansion plans and could have a material adverse effect on our business.

SUBSTANTIAL LEVERAGE MAY AFFECT FINANCIAL PERFORMANCE

         Effect on cash flow

         At September 30, 1998, we had outstanding consolidated total debt of $82.3 million. We intend to enter into agreements to build new vessels and we intend to finance a significant portion of the acquisition costs of these new vessels through indebtedness. With construction costs (1) for each of the two Hawaii cruise ships projected to be approximately $450 to $470 million and (2) for each of the five planned coastal cruisers expected to be approximately $35 million, we intend to substantially increase our leverage. Approximately 87.5% of the cost for the new Hawaii cruise ships will be financed through MARAD guarantied private financing, and a substantial portion of Delta Queen's expansion costs will be financed with debt. Under our current expansion plans for American Hawaii and Delta Queen, and assuming we build all of the ships contemplated, we could increase our indebtedness by approximately $1.1 billion by 2007. Even if we do not build all of the ships currently planned, we would still substantially increase our indebtedness over current levels. This higher level of indebtedness will require us to devote a substantial portion of our future cash flow from operations to the payment of principal and interest on this indebtedness.

         Risk of default

         Our ability to meet future payment obligations under these new debt levels will be dependent upon our future operating and financial performance. Our future performance will be subject to many of the other factors set forth in this section, many of which are not in our control. If we cannot meet our payment obligations or comply with the financial covenants that are likely to be required by future lenders, then we could default on such debt. A default would typically give our lenders the right to accelerate the indebtedness and foreclose upon any collateral securing the indebtedness. These actions would have a material adverse effect on our business.

         Increased susceptibility to market factors and effect on future financing

         Our increased leverage could have additional adverse consequences, including (1) impairing our ability to obtain additional financing for working capital, ship modernization, product or service development, or other general corporate purposes; and (2) making us more susceptible in the future to economic downturns, business slowdowns and competitive pressures.

DISCRETIONARY AUTHORITY OVER USE OF NET PROCEEDS

        We expect to use the proceeds of this offering for our Hawaii expansion plans. However, we have not yet signed definitive agreements to build the new Hawaii vessels nor have we obtained MARAD guarantied private financing. If we fail to execute a contract to construct two new vessels by April 1999 or cannot obtain MARAD guarantied financing, we will be forced to abandon our expansion plans in Hawaii. If our expansion plans are abandoned, we will use the proceeds from this offering for other corporate purposes. See "Use of Proceeds" for other uses of proceeds.

INABILITY TO COMPLETE THE PLANNED PURCHASES AND DEPLOYMENT OF CERTAIN VESSELS

         Introduction of foreign-built vessel in Hawaii

         The Pilot Project Statute provides that we may operate a foreign-built cruise ship in Hawaii as a U.S.-built vessel after we sign a contract for the construction of two new U.S.-built passenger cruise ships. We currently plan to operate such a ship. However, it is possible that we will not be able to locate and obtain a suitable ship on commercially reasonable terms. If we cannot find an acceptable ship, it could take at least four years before the first of the Hawaii cruise ships we intend to construct is available for operation. In that case, we would lose the incremental revenue growth gained by introducing a larger and more modern cruise ship into the Hawaii market until the new vessels are completed.

         New riverboat conversion

         We have entered into an agreement to acquire a new vessel and convert it to a passenger vessel for service in the Pacific Northwest. The acquisition is subject to satisfactory completion of our due diligence. We cannot assure you that this acquisition will be successfully completed. Even if we complete the acquisition of the vessel, we cannot assure you that we can renovate and deploy it into service as a passenger vessel on schedule and within budget.

INABILITY TO MANAGE GROWTH

         Managerial resources

         If we successfully execute our growth strategy, our expansion will place a significant strain on our managerial resources. Our future performance will depend upon management's ability to manage our growth effectively, which includes our ability to:

         - expand sales and marketing to fill the passenger berths in our expanded fleet at profitable rates;
         - operate, maintain and support a significantly expanded fleet of vessels;
         - hire and train additional personnel to staff our expanded fleet and support operations; and
         -    deploy capital efficiently.

         The process of expanding our fleet of vessels may result in unforeseen operating difficulties and may require management attention that would otherwise be available for the ongoing operation of our existing fleet of vessels. Our failure to manage our growth effectively may cause us to delay or abandon some of our expansion plans and may have a material adverse effect on our business.

         Financial resources

         Our plans for expansion call for significant capital expenditures that will not produce corresponding revenues in the near term which may place a strain on our capital resources. The process of expanding our fleet of vessels may require additional financial resources that would otherwise be available for the ongoing operation of our existing fleet of vessels. Our failure to manage our financial resources effectively during our expansion could force us to delay or abandon some of our expansion plans and may have a material adverse effect on our business.

UNCERTAIN DEMAND FOR NEW CRUISE PRODUCTS MAY IMPEDE REVENUE GROWTH

         The Hawaii and coastal cruise markets where we intend to deploy our new vessels currently do not have a large supply of cruise operators. Our expected deployment of vessels will increase the supply of available cruises in these markets significantly. We cannot assure you that demand for our new cruise products, services and itineraries will develop. In addition, if we are successful in generating demand for cruises in these markets, we may face increased competition in such markets. If the market for these new cruise products fails to develop, develops more slowly than expected or becomes saturated with competitors, our business may be adversely affected.

RISKS RELATED TO THE S.S. INDEPENDENCE

         Increased capacity may reduce occupancy

         The introduction of a larger, more modern foreign-built vessel or our new cruise ships into the Hawaii cruise market could cause occupancy or revenue levels on the S.S. Independence to decline. If revenue levels drop so much that the S.S. Independence generates operating losses, it may reduce our expected benefits from increased capacity in Hawaii and could have a material adverse effect on our financial condition.

         Older ships are less efficient

         Older ships such as the S.S. Independence may cost more to maintain and may be less efficient than more modern cruise vessels. Older ships may be more prone to mechanical problems and may require more lay-ups for repairs than modern cruise ships. We may have to spend more in the future to maintain and to operate the S.S. Independence, which could have an adverse effect on our financial condition.

COMPETITION IN THE CRUISE MARKET

         The U.S.-Flagged cruise ship pilot project

         The Pilot Project Statute provides that we will have the exclusive right to operate large U.S.-flagged cruise vessels in the Hawaiian Islands for the economic life of our new vessels. We will enjoy the benefits of the Pilot Project Statute, however, only if we comply with its terms, including entering into a binding contract by April 1999 to build at least two new passenger cruise ships in the U.S. If the Pilot Project Statute were to be repealed, amended or overturned, or if we fail to satisfy its requirements, then our competitive advantage could be eliminated or diminished. This could have a material adverse effect on our expansion plans.

         The Passenger Vessel Act

         The Passenger Vessel Act, together with the Jones Act, allow only U.S.-flagged ships to transport passengers between U.S. ports. Consequently, only ships which are U.S. built, owned, operated and registered may operate between U.S. ports, including the islands of Hawaii. Foreign-flagged ships may transport passengers between U.S. ports only if their itineraries include a stop at a foreign port. If the Passenger Vessel Act is repealed or amended to allow foreign-flagged ships the same rights in U.S. ports as U.S.-flagged ships, we could face considerable competition in both our Delta Queen and American Hawaii lines, including competition from domestic or foreign entities with greater financial resources. This increased competition could have a material adverse effect on our business.

         Other competition

         We presently compete against a wide range of vacation alternatives, including other cruises, destination resorts and sightseeing vacations. Cruise lines or other entities, including those with greater resources, could introduce overnight U.S.-flagged vessels in direct competition with our Delta Queen vessels. We may also face additional competition in the Hawaii cruise market from foreign-flagged vessels as the Hawaii cruise market expands. The entry of direct competition could make it more difficult for us to maintain or further increase occupancy or prices for cruise vacations. This could result in lower margins and reduce the profitability of our business. In addition, our business is dependent primarily on leisure spending by our customers. Since leisure expenditures are highly discretionary, adverse economic conditions which affect our customer base, including uncertainty over inflation and interest rate fluctuations, may adversely impact our performance.

EFFECT OF GOVERNMENT REGULATIONS ON OUR OPERATIONS

         Federal Maritime Commission security requirements

         The Federal Maritime Commission regulates passenger vessels with 50 or more passenger berths departing from U.S. ports and requires that operators post security to be used in the event the operator fails to provide cruise services, or otherwise satisfy certain financial standards. We have been approved as a self-insurer by the Federal Maritime Commission, and therefore, subject to continued approval, are not required to post security for passenger cruise deposits. The Federal Maritime Commission has reviewed its standards and in June 1996 issued proposed regulations to increase significantly the financial responsibility requirements. If the Federal Maritime Commission were to approve the proposed changes, our costs of operations could increase significantly, which could have an adverse effect on our financial condition.

         Cost of drydocking

         Operation of our vessels is subject to regulations established by the
U. S. Department of Transportation that are enforced by the U. S. Coast Guard. Among these regulations is the requirement that the vessels be placed in drydock on a periodic basis. This means the vessels must be taken out of operation and removed from the water for inspection on a periodic basis. The S.S. Independence must be drydocked every 30 months and the Delta Queen vessels must be drydocked every five years for an inspection of their hulls' exteriors. When we drydock one of our vessels as required, we lose the revenue from that vessel's operations for the period it is out of service. We also incur the additional cost of the drydock. We cannot assure you that future drydocks for any of our vessels will be completed on schedule or within their budgets.

OPERATING CONDITIONS CAN ADVERSELY AFFECT OPERATIONS

         River or ocean conditions and weather factors can adversely affect our operation of the Delta Queen and American Hawaii lines by disrupting schedules or reducing operating days. As a result of flooding and restrictions placed upon commercial travel along the inland rivers, we have, in the past, canceled or re-routed scheduled cruises. We operate the Hawaii cruise ship in and around the Hawaiian Islands. As a result, its schedules are subject to ocean and weather conditions, including hurricane conditions. Weather conditions could cause us to reschedule or cancel cruises.

ADVERSE EFFECT OF LOSS OF VESSELS FROM SERVICE

         The loss of any vessel from service due to weather, casualty, mechanical failure, extended or extraordinary maintenance, or otherwise, could adversely affect our operating results. In the event of a total loss of one or more of the vessels, our insurance would be insufficient to replace the vessel or to fully cover the impact of lost business. In addition, certain replacement parts of the vessels may not be readily available, and failure of a particular part may require a replacement part to be custom-built. The delay in getting a replacement part could put a vessel out of service for an extended period of time, hamper operations or increase operating costs.

EFFECT OF YEAR 2000 ISSUES ON OPERATIONS

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure, miscalculations or other unanticipated problems. If we or any of our suppliers or travel partners do not successfully address the Year 2000 issue, we could experience losses in revenues or increases in costs and could be subject to claims and damages.

         We have determined that we need to modify or replace portions of our software and imbedded chip systems on certain vessels in order to make them Year 2000 compliant. We cannot assure you, however, that our systems or the systems of other companies on which our systems rely will be Year 2000 compliant and would not have an adverse effect on our operations, should such systems fail in the Year 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Financial Condition -- Impact of Year 2000."

ANTI-TAKEOVER AND TRANSFERABILITY LIMITATIONS OF U.S. OWNERSHIP REQUIREMENTS

         One of the requirements for having U.S.-flagged vessels operating in U.S. domestic trade is that 75% of our stockholders must be U.S. citizens. We have restrictions in our certificate of incorporation limiting the transferability of our common stock to non-U.S. citizens to preserve our U.S.- flagged status. We have also added legends to our stock certificates to indicate the citizenship of our stockholders. These provisions and the level of ownership of Equity Group Investments, Inc. and its affiliates may deter a change in control and limit non-U.S. citizens' (including corporations and individuals) purchases of our common stock.

CONTROLLING STOCKHOLDER MAY AFFECT BUSINESS OR COMMON STOCK PRICE

         Equity Group Investments, Inc. ("EGI") will own approximately 43.5% of the outstanding shares of common stock after this offering (42.4% if the Underwriter's over-allotment option is exercised in full). EGI's level of ownership after this offering may permit it to elect the members of our Board of Directors who will control our future direction and operations. This includes decisions regarding the issuance of securities, dividends, acquisitions and our sale. EGI's stockholders are, directly or indirectly, trusts created for the benefit of Samuel Zell, Ann Lurie and their respective families.

         EGI has pledged 4,603,000 of its 7,530,747 shares of common stock to secure several loans. If EGI were to default on these loans, the creditors could acquire the pledged shares. We have been advised by EGI that it is presently in compliance in all material respects with all covenants and terms of these loans and has alternative resources with which to service the loans. Pursuant to our credit agreement, we would be in default if at any time EGI owns less than 30% of our outstanding common stock. If we default on this credit facility, we cannot assure you that we will be able to obtain financing to replace the credit facility or to replace it at commercially acceptable levels.

         The sale of a substantial number of shares of common stock by EGI or a pledgee, or the perception that such sale could occur, could negatively affect the market price of the common stock. In addition, such a sale or the perception that such a sale could occur, could also materially impair our future ability to raise capital through an offering of equity securities.

         Mr. Zell is an investor directly or indirectly in various business enterprises, both publicly and privately held, and Mr. Zell is also an officer and/or director in certain of these affiliated businesses. Mr. Zell and or these affiliated businesses may from time to time receive opportunities in various businesses which might compete with us in our current or future activities and conflicts of interest may result therefrom. Mr. Zell has informed us that neither he nor any of these affiliated businesses presently intend to make investments which would cause a conflict of interest with us.

                                 USE OF PROCEEDS

         The net proceeds from the sale of the 3,000,000 shares of common stock
offered by us are estimated to be approximately $    million (approximately $
million if the underwriters' over-allotment option is exercised in full), at an
assumed offering price of $     per share and after deducting the estimated
underwriting discounts and commissions and estimated offering expenses. We estimate that our expenses in connection with this offering and certain related matters will total approximately $ . See "Underwriting" for a discussion of underwriting terms and expenses.

        We intend to use our net proceeds to finance the construction of the first Hawaii cruise ship. Pending such use, we intend to invest the net proceeds of the offering in short-term investment grade securities and government obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Financial Condition -- Capital Expenditures and Debt" and "Risk Factors -- Additional Capital will be Required to Complete Our Expansion Plans" for more information on our proposed capital expenditures and intended use of proceeds.

         The amounts actually spent by us and the uses of the net proceeds may vary significantly and will depend on a number of factors, including our future revenues and the other factors described under "Risk Factors." For example, if we do not execute a contract to build the two new Hawaii cruise ships, or we do not obtain MARAD guarantied financing, we will be forced to abandon our Hawaii expansion plans. If we abandon our Hawaii expansion plans, we will use the proceeds from this offering for other corporate purposes, such as working capital.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol AMCV. The following table sets forth, for the periods indicated, the range of high and low closing sales price information for shares of our common stock as reported on the Nasdaq National Market.

                          RANGE OF COMMON STOCK PRICES

                                                     HIGH                LOW
                                                     ----                ---
     1997
     ----
First Quarter                                       $13.00             $10.13
Second Quarter                                      $11.88              $9.88
Third Quarter                                       $18.25             $10.25
Fourth Quarter                                      $19.25             $16.00

     1998
     ----

First Quarter                                       $23.25             $17.25
Second Quarter                                      $24.63             $14.75
Third Quarter                                       $17.00             $12.50
Fourth Quarter                                      $17.63             $11.38

     1999
     ----

First Quarter (through February 19, 1999)           $26.06             $17.00


         On February 19, 1999, the last reported closing sale price of the common stock was $25.125 per share.

         We did not pay cash dividends on our common stock during 1997 or 1998. We currently anticipate that all of our earnings will be retained for planned construction projects and ongoing business requirements. We do not anticipate paying any cash dividends in the foreseeable future.

                             SELECTED FINANCIAL DATA

         We have derived the following summary selected financial data from our
(1) audited consolidated financial statements included in the Company's Annual Reports on Form 10-K for the years ended December 31, 1994, 1995, 1996 and 1997, each as filed with the Securities and Exchange Commission, and (2) unaudited consolidated financial statements included in the Company's Quarterly Report on Form 10-Q as of and for the nine month periods ending September 30, 1997 and 1998, each as filed with the SEC.

         We have included Adjusted EBITDA because, along with cash flows from operating, financing and investing activities, it provides operating information relevant to our ability to incur and service debt and to make capital expenditures. Adjusted EBITDA means operating income before interest, income taxes, depreciation, amortization, impairment write down and one-time pre-opening costs. Adjusted EBITDA is unaudited and does not represent cash flows provided by operating activities in accordance with GAAP, is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance, and is not necessarily indicative of cash available to fund all cash needs.

         These results of operations reflect historical performance and we cannot assure you that they will be indicative of results to be expected for any future period. You should carefully read "Management's Discussion and Analysis of Financial Condition and Results of Operations" together with the information below (dollars in thousands except per share data and operating statistics).



                                                 Years Ended December 31,                        Nine Months Ended,
                                  --------------------------------------------------------     ---------------------
                                     1993        1994        1995        1996        1997        1997       1998
                                     ----        ----        ----        ----        ----        ----       ----
                                                                                                   (unaudited)
INCOME STATEMENT DATA:
Revenues                          $ 121,689   $ 195,197   $ 188,373   $  190,408   $ 177,884   $ 132,474   $ 145,123
Cost of operations                   82,981     143,628     136,478      122,545     111,295      81,974      95,168
                                  ---------   ---------   ---------   ----------   ---------   ---------   ---------
Gross profit                         38,708      51,569      51,895       67,863      66,589      50,500      49,955
Selling, general and
   administrative expenses           28,170      43,191      48,613       45,367      41,015      31,326      35,544
Depreciation and
   amortization expense               4,189       7,117      11,917       14,571      15,590      11,494      12,719
Impairment write-down(1)                 --          --          --       38,390          --          --          --
One-time pre-opening costs(2)            --          --       5,900           --          --          --          --
Non-recurring charges(3)                 --       5,699          --           --          --          --          --
                                         --       -----          --           --          --          --          --
Operating income (loss)               6,349     (4,438)    (14,535)     (30,465)       9,984       7,680       1,692
Interest income                         789       1,389       1,706          912       1,028         796         786
Interest expense                        212         717       5,708        8,111       6,963       5,211       5,002
Other income(4)                          --          --          --       11,729          --          --         300
                                         --          --          --       ------          --          --         ---
Income (loss) before income
   taxes and minority interest        6,926     (3,766)    (18,537)     (25,935)       4,049       3,265     (2,224)
Income tax (expense) benefit        (2,665)       1,451       6,308        8,299     (1,620)     (1,306)         890
Minority interest in
   (earnings) loss                     (41)       1,332       2,558           --          --          --          --
Net income (loss)                 $   4,220   $   (983)   $ (9,671)   $ (17,636)   $   2,429   $   1,959   $ (1,334)
                                  =========   =========   =========   ==========   =========   =========   =========


PER SHARE INFORMATION:(5)
Basic:
Basic weighted average
   shares outstanding                11,249      14,085      13,763       13,802      13,952      13,938        14,111
Earnings (loss) per share         $    0.38   $  (0.07)   $  (0.70)   $   (1.28)   $    0.17   $    0.14   $    (0.09)
Diluted:
Diluted weighted average
   shares outstanding                11,641      14,085      13,763       13,802      14,338      14,232        14,111
Earnings (loss) per share         $    0.36   $  (0.07)   $  (0.70)   $   (1.28)   $    0.17   $    0.14   $    (0.09)

BALANCE SHEET DATA
  (AT PERIOD END):
Cash and cash equivalents         $  36,945   $  12,224   $   6,048   $   17,908   $  19,187   $  19,474   $    27,233
Working capital(6)                 (22,761)    (48,756)    (48,313)     (38,745)    (41,564)    (43,835)      (38,825)
Total assets                        192,598     227,798     247,473      211,864     210,895     215,565       213,799
Long-term debt, less current
   portion                           15,000      65,000     103,272       85,898      81,488      82,326        78,226
Total stockholders' equity           84,786      82,105      71,413       54,982      59,219      58,233        59,835

OTHER DATA:
Adjusted EBITDA                      10,538       8,378       3,282       22,496      25,574      19,174        14,411
Cash flows provided by
   (used in) operating activities   (6,249)     (4,804)     (9,947)       15,016      22,414      19,537        15,904
Cash flows provided by
   (used in) investing activities  (26,268)    (67,866)    (35,521)       13,891    (17,864)    (15,582)       (5,539)
Cash flows provided by
   (used in) financing activities    53,689      47,949      39,292     (17,047)     (3,271)     (2,389)       (2,319)

OPERATING STATISTICS (UNAUDITED):
Fare revenue per passenger night       $220        $202        $208         $216        $228        $230          $222
Total revenue per passenger night       302         297         288          287         302         304           313
Weighted average operating days(7)
   Delta Queen                          339         339         263          347         337         254           256
   American Hawaii                      147         303         272          366         337         245           273
Vessels capacity per day
   (passenger berths)(8)
   Delta Queen                          596         588       1,024        1,024       1,026       1,026         1,026
   American Hawaii                    1,526       1,544       1,594          817         844         835           867
Passenger nights(9)                 382,823     632,373     628,660      643,891     588,892     436,085       464,361
Physical occupancy percentage(10)       90%         95%         90%          98%         94%         94%           93%
-----------------

(1) We removed the S.S. Constitution from service on June 27, 1995 and recognized an associated impairment write-down of $38.4 million in 1996 ($1.89 per share net of tax on a diluted basis).
(2) In 1995, we incurred a $5.9 million ($0.28 per share net of tax on a diluted basis) one-time charge that represented costs associated with the introduction of the American Queen in June of 1995.
(3) In 1994, we incurred a $5.7 million ($0.20) per share-net of tax on both a basic and diluted basis, in one-time charges due to problems related to the renovation of the S.S. Independence.
(4) In October 1996, we sold the Maison Dupuy Hotel located in New Orleans, Louisiana for a gain of $11.7 million ($0.57 per share net of tax on a diluted basis).
(5)  Figures for 1993 and 1994 are unaudited.

(6) Working capital is current assets less current liabilities. Due to the business cycle of the cruise industry, whereby customer deposits are received in advance of sailing and classified as current liabilities, working capital is negative. Working capital is unaudited.
(7) Weighted average operating days for each cruise line is determined by dividing capacity passenger nights for each cruise line by the cruise line's total vessel capacity per day. Capacity passenger nights is determined by multiplying, for the respective period, the actual operating days of each vessel by each vessel's capacity per day.
(8) Vessel capacity per day represents the number of passengers each cruise line can carry assuming double occupancy for cabins which accommodate two or more passengers. Some cabins on the S.S. Independence and the American Queen can accommodate three or four passengers.
(9) A passenger night represents one passenger spending one night on a vessel; for example, one passenger taking a three-night cruise would generate three passenger nights.
(10) Physical occupancy percentage is passenger nights divided by capacity passenger nights.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         American Classic Voyages Co. is a holding company which owns and controls The Delta Queen Steamboat Co. and Great Hawaiian Cruise Line, Inc. Through our various subsidiaries, we operate two cruise lines: "Delta Queen," which owns and operates the American Queen, Mississippi Queen and Delta Queen steamboats, and "American Hawaii," which owns and operates the S.S. Independence steamship.

         Our revenues are comprised of (1) cruise fares, (2) onboard revenues, such as those from gift shops and shore excursions, and (3) trip cancellation insurance and pre- and post- cruise hotel packages. Additional revenue is also derived from the sale of airplane tickets to and from points of embarkation or disembarkation. Our cost for air tickets typically matches the revenue we generate from sales of airline tickets, so we recognize minimal profits from such sales. Our cost of operations are comprised of (1) passenger expenses, such as employee payroll and benefits and the cost of food and beverages, (2) vessel operating costs including lay-up and drydocking costs for the Company's vessels,
(3) insurance costs, (4) commissions paid to travel agents and (5) air ticket and hotel costs.

         When we receive deposits from passengers for cruises, we establish a liability for unearned passenger revenue. We recognize revenue when the passengers take their cruises and make a corresponding reduction in our unearned passenger revenues. Our revenues and some of our expenses vary considerably when measured on a quarterly basis. This is due to the seasonality of our Delta Queen revenues, the timing of our layups and drydockings, and fluctuations in airfares. These variations are reflected in our fare revenues per passenger night ("fare per diems") and our occupancy rates.

         Seasonality

         Delta Queen's operations are seasonal. Historically, we have had greater passenger interest and higher yields in the spring and fall months of the year. The vessels typically undergo their annual lay-ups in December or January. While American Hawaii has historically experienced greater passenger interest in the summer and fall months of the year, quarterly variations in its revenues are much smaller than those of Delta Queen. During the summer months, in particular, American Hawaii tends to have average occupancies in excess of 100% as the number of families sharing cabins with children increases significantly during this period.

RESULTS OF OPERATIONS

         Selected quarterly data

         As a result of seasonality, timing of vessel lay-ups and drydocking and the factors affecting our revenues, results of operations vary on a quarterly basis. The following tables set forth selected unaudited quarterly data for 1996, 1997 and 1998. We cannot assure you that our historical quarterly results of operations will be indicative of our future performance.


                                                                       1996 - Quarters Ended
                                                                       ---------------------
                                            (dollars in thousands, except per share data, fare revenue and percentages)

                                           March 31                  June 30         September 30            December 31
                                           --------                  -------         ------------            -----------
Revenues                                   $    41,628             $  49,021           $  49,776             $   49,983
Gross profit                                    13,556                17,721              17,950                 18,636
Operating (loss) income                       (41,784)(1)              2,323               4,834                  4,162
Net (loss) income                             (43,271)(1)                381               2,851              22,403(2)
Diluted (loss) income per share                 (3.14)                  0.03                0.20                   1.59
Fare revenue per passenger night                   204                   218                 209                    230
Physical occupancy percentage                      95%                   98%                102%                    98%

                                                                       1997 - Quarters Ended
                                                                       ---------------------
                                            (dollars in thousands, except per share data, fare revenue and percentages)

                                           March 31                  June 30         September 30            December 31
                                           --------                  -------         ------------            -----------
Revenues                                   $    40,372             $  42,356           $  49,746             $   45,410
Gross profit                                    13,233                17,661              19,606                 16,089
Operating (loss) income                        (1,869)                 3,451               6,098                  2,304
Net (loss) income                              (1,988)                 1,177               2,770                    470
Diluted (loss) income per share                 (0.14)                  0.08                0.19                   0.03
Fare revenue per passenger night                   221                   245                 224                    223
Physical occupancy percentage                      91%                   94%                 96%                    93%

                                                                       1998 - Quarters Ended
                                                                       ---------------------
                                            (dollars in thousands, except per share data, fare revenue and percentages)

                                           March 31                  June 30         September 30
                                           --------                  -------         ------------
Revenues                                   $    40,668             $  53,535           $  50,920
Gross profit                                    11,209                20,562              18,184
Operating (loss) income                        (6,143)                 4,037               3,798
Net (loss) income                              (4,362)                 1,574               1,454
Diluted (loss) income per share                 (0.31)                  0.11                0.10
Fare revenue per passenger night                   211                   231                 222
Physical occupancy percentage                      87%                   97%                 95%



-----------------
(1) In the first quarter of 1996, we decided not to renovate and return the S.S. Constitution to service, resulting in write-down costs of $38.4 million, $2.79 per share on a diluted basis before any associated tax benefit. The tax benefit associated with this write-down was recognized in the fourth quarter of 1996. Had such tax benefit been recognized in the first quarter of 1996, the per share write-down costs net of tax on a diluted basis, would have been $1.89.
(2) In the fourth quarter of 1996, we sold our Maison Dupuy Hotel located in New Orleans, Louisiana for a gain of $11.7 million ($0.57 per share, net of tax on a diluted basis). The fourth quarter also includes a year-to-date adjustment of the federal tax benefit based on our review of our tax position.

         The following discusses our consolidated results of operations and financial condition for the nine month period ended September 30, 1998 versus the comparable period ended September 30, 1997 and the years 1997 compared to 1996 and 1996 compared to 1995.

NINE MONTHS ENDED SEPTEMBER 30, 1998 VERSUS NINE MONTHS ENDED SEPTEMBER 30, 1997

         Consolidated revenues for the first nine months of 1998 increased $12.6 million to $145.1 million from $132.5 million for the first nine months of 1997. This represents a $2.9 million increase in fare revenues and a $9.7 million increase in other revenues, mainly from the sale of air packages. Delta Queen's fare revenues decreased $2.0 million, reflecting a slight increase in fare per diems offset by a 4% decrease in occupancy rates. American Hawaii's fare revenues increased $4.9 million on a 20% increase in passenger nights associated with the additional operating days in 1998 as compared to the same period in 1997 when the S.S. Independence was out of service for a four-week drydock. American Hawaii's fare per diems decreased 6% as a result of price competition from land-based Hawaiian vacation alternatives, increased Hawaiian port calls from other cruise lines and our strategic decision to attract a greater mix of group business earlier in the booking cycle at lower yields. The $9.7 million increase in other revenues was mainly due to the increase in passenger nights at American Hawaii and an increase in passengers electing to purchase air travel through American Hawaii under various air promotions. As a result, consolidated total revenues per passenger night increased to $313. As discussed below, the increase in air revenue was offset by a corresponding increase in related air expenses.

         Consolidated cost of operations increased $13.2 million to $95.2 million for the first nine months of 1998 from $82.0 million for the comparable period of 1997. American Hawaii's operating costs increased $14.1 million primarily as a result of increased operating days and an increase in air package expenses corresponding to the related air revenue increase, as noted above. Delta Queen's operating costs decreased slightly by $0.9 million, corresponding to the decrease in occupancy rates. Consolidated gross profit decreased $0.5 million for the first nine months of 1998.

         Consolidated selling, general and administrative ("SG&A") expenses increased $4.2 million to $35.5 million for the first nine months of 1998 from $31.3 million for the same period in 1997. In 1998, consolidated SG&A expenses included $1.7 million of expenses related to planned capacity expansion at American Hawaii and at Delta Queen. The comparable period of 1997 included $0.9 million of relocation costs incurred as a result of the move of American Hawaii's mainland office from Chicago to New Orleans and costs incurred for capacity expansion at American Hawaii. The remaining increase was attributable to an increase in marketing expenses for both cruise lines. The $1.2 million increase in depreciation expense was attributable to expenditures capitalized during the second quarter 1997 S.S. Independence drydock and Delta Queen vessel layups completed earlier in 1998.

         As a result of increases in expenses as detailed above, consolidated operating income for the first nine months of 1998 was $1.7 million as compared to $7.7 million for the comparable period of 1997.

         Interest expense decreased slightly due to a lower outstanding debt balance in the first nine months of 1998. Our consolidated effective tax rate was 40% for both periods in 1998 and 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         Consolidated revenues for 1997 decreased $12.5 million to $177.9 million from $190.4 million for 1996 representing a $6.6 million decrease in cruise revenues combined with a $5.9 million decrease in hotel revenues as a result of the sale of the Maison Dupuy Hotel (the "Hotel"). Delta Queen operated the Hotel, located in New Orleans, prior to its sale in October 1996. Delta Queen's cruise revenues increased $7.1 million, reflecting an 12% increase in fare per diems combined with an 11% increase in revenue from air and land packages. The increase in fare per diems as compared to 1996 was attributable to a reduction in the use of discounts to fill open inventory close to a sailing date. American Hawaii's revenues decreased $13.7 million as a result of an 8% decrease in operating days due to the S.S. Independence drydock combined with a 3% decrease in fare per diems and a 9% decrease in occupancy. Consolidated fare per diems for 1997 increased 6% to $228, and consolidated total revenue per passenger night increased 5% to $302, as the increase in fare per diems at Delta Queen more than offset the decrease in fare per diems at American Hawaii.

         Consolidated cost of operations decreased $11.2 million to $111.3 million for 1997 from $122.5 million for 1996. Hotel-related costs of operations represented $1.9 million of the 1996 costs. American Hawaii's operating costs decreased $9.2 million primarily as a result of the S.S. Independence drydock while Delta Queen's cruise operating costs decreased $0.1 million. Savings in Delta Queen's passenger and vessel expenses were offset by an increase in air and land package expense corresponding to the increased sales of air and land packages.

         Consolidated SG&A decreased $4.4 million to $41.0 million for 1997 from $45.4 million for the prior year. Of the $4.4 million decrease, $2.3 million was attributable to the Hotel, with the remainder of the decrease primarily due to cost savings at Delta Queen. Also included in SG&A expenses for 1997 were $1.6 million of American Hawaii's office relocation costs and costs incurred for planning for capacity expansion in Hawaii. The $1.0 million increase in depreciation and amortization expense was primarily attributable to the recently completed S.S. Independence drydock and capital improvements on Delta Queen vessels during lay-ups earlier in the year.

         In the first quarter of 1996, we recognized an impairment write-down of $38.4 million related to our decision not to renovate or return the S.S. Constitution to service. As the vessel was sold in November 1997 for net sale proceeds of $1.8 million, the salvage value of the vessel was written down from $2.5 million to $1.8 million. This write-down was offset by a reduction in the reserve set-up for the estimated costs to be incurred on behalf of the vessel until its eventual disposition. We sold the S.S. Constitution on November 4, 1997.

         Consolidated cruise operating income for 1997 was $10.0 million as compared to a cruise operating income of $6.5 million, excluding the S.S. Constitution write-down and Hotel operations in 1996. Hotel operating income in 1996 was $1.4 million.

         Interest expense decreased $1.1 million due to a lower outstanding debt balance in 1997. Our consolidated effective tax rate increased to 40% in 1997 from 32% in the prior year as we recognized certain state tax expenses in 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

         Consolidated revenues increased $2.0 million to $190.4 million for 1996 from $188.4 million for 1995 representing a $3.6 million increase in cruise revenues offset by a $1.6 million decrease in Hotel revenues as a result of the Hotel being sold on October 16, 1996. American Hawaii's revenues decreased $10.2 million, or 10%. This decrease was mainly due to a 31% decrease in capacity as a result of the S.S. Constitution's removal from service on June 27, 1995, partially offset by improvements on the S.S. Independence in fare per diems which increased by 15% compared to 1995. Delta Queen's revenues increased $13.8 million, or 18%, reflecting a 32% increase in passenger nights for the period, offset by a 11% decrease in fare per diems. The decrease in fare per diems as compared to 1995 was attributable to management's strategy of discounting fares in 1996 in an effort to maintain historically high occupancy levels and to help shift the booking cycle of when a majority of its cabin inventory is sold to its optimal schedule of six to nine months in advance. The consolidated fare per diems for 1996 increased 4% to $216 as the increase in American Hawaii's fare per diems more than offset the decrease in Delta Queen's fare per diems. Consolidated total revenue per passenger night decreased slightly to $287 due to a reduction in the percentage of passengers at both cruise lines electing to purchase air travel through us.

         Consolidated cost of operations decreased to $122.5 million for 1996 from $136.5 million for the comparable period of 1995. Of this decrease, $0.5 million represents a reduction of Hotel related cost of operations. American Hawaii's operating costs decreased $24.3 million primarily due to the S.S. Constitution's removal from service and realization of operating cost savings on the S.S. Independence as a result of cost cutting efforts undertaken since the second half of 1995. Delta Queen's operating costs increased $10.9 million, or 23%, primarily due to the addition of the American Queen, which was placed in service in June 1995.

         Consolidated SG&A decreased to $45.4 million for 1996 from $48.6 million for the same period in 1995. Delta Queen's additional capacity resulted in increased marketing and corporate overhead expenditures but was offset by the reduction in American Hawaii's marketing and corporate overhead expenditures as only one ship was in operation. The $2.7 million increase in depreciation and amortization expense represents a $3.0 million increase in depreciation expense offset by a $0.3 million decrease in amortization expense. The increase in depreciation was due to the addition of the American Queen while depreciation at American Hawaii remained unchanged as the increased depreciation on the S.S. Independence was offset by the suspension of depreciation on the S.S. Constitution upon its removal from service in 1995.

         After evaluating the scope and cost of the S.S. Constitution reconstruction project as well as considering various alternatives, we announced in April 1996 our decision not to renovate or return the S.S. Constitution to service. In connection with this decision, we recognized an impairment write-down of $38.4 million in the first quarter of 1996.

         The $38.4 million impairment write-down was composed of (1) $36.1 million directly related to the write-down of the vessel and its allocated goodwill to an estimated salvage value of $2.5 million, and (2) $2.3 million which represented the remaining goodwill balance from the American Hawaii acquisition. We reserved for the estimated costs to be incurred on behalf of the S.S. Constitution until its eventual disposition. These costs include insurance, wet berthing fees and general maintenance of the vessel. As of December 31, 1996, the balance of this reserve was $2.8 million. The impairment write-down was recognized in accordance with the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which we adopted effective January 1, 1996.

         Excluding this write-down, the consolidated operating income for 1996 was $7.9 million as compared to an operating loss, before one-time pre-opening costs of $5.9 million, of $8.6 million in 1995.

         Interest expense increased $2.4 million due to a greater outstanding debt balance in 1996 and capitalization of interest costs in 1995 related to the American Queen construction. Our consolidated effective tax rate was lower in 1996 as compared to 1995. Our redemption of the minority interest in Great Hawaiian Cruise Line, Inc. in December 1995 and subsequent 100% ownership was reflected in the net loss for 1996.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

         Operating activities

         For the nine months ended September 30, 1998, cash provided by operations was $15.9 million compared to $19.5 million in the prior year, reflecting the increase in expenses as mentioned earlier and changes in working capital accounts. One of these working capital accounts, unearned passenger revenues, which represented passenger cruise deposits, increased $10.1 million in the first nine months of 1998 as compared to an increase of $8.7 million in the first nine months of 1997. The increases in both periods reflect the seasonal increase in advance reservation levels typically experienced at both cruise lines. The seasonal increase in unearned passenger revenues was greater in 1998 than in 1997 due to the timing of Delta Queen's 1998/1999 lay-ups, discussed below, which occurred later than the 1997/1998 lay-ups.

         Capital expenditures and debt

         Capital expenditures of $8.8 million for 1998 included $3.8 million related to the Delta Queen and American Queen lay-ups, which were completed in the first quarter of 1998. Other significant capital expenditures included $3.0 million related to design fees and costs associated with capacity expansion at American Hawaii and Delta Queen, as discussed below.

         In October 1997, we announced plans to expand capacity in the Hawaii cruise market. We intend to construct two new cruise ships over the next five years and plan to introduce an existing foreign-built cruise ship in the Hawaii market while awaiting construction of the new vessels. In October 1998, we signed a letter of intent with Ingalls Shipbuilding to construct two passenger ships, each containing approximately 1,900 passenger berths, with options to build up to four additional vessels. The estimated total construction cost of the two initial ships will be between $450 and $470 million each. The letter of intent between us and Ingalls Shipbuilding is expected to lead to a design and construction contract by April 1999. We expect the first ship to be delivered in late 2002 and the second ship in late 2003.

         In April 1998, we announced plans to expand capacity at Delta Queen. For the Delta Queen fleet, we intend to build up to five new small coastal ships over the next seven to 10 years. The ships will each accommodate approximately 226 passengers and cruise in coastal areas and other itineraries not currently served by existing Delta Queen vessels. These include such U.S. locations as the Eastern Coastline and the Pacific Northwest. We have completed naval contract designs and are presently negotiating with a U.S. shipyard. The estimated construction cost of the ships will be approximately $35 million each. If we decide to go forward with the expansion plan and enter into a shipyard contract, construction of the first new vessel will begin in mid-1999 with a targeted introduction of the first coastal cruiser into service in mid-2001.

         We also entered into an agreement on November 11, 1998 to acquire a recently completed vessel and outfit it as an overnight Delta Queen passenger vessel with approximately 150 passenger berths. The agreement is subject to our due diligence. We have hired an engineering firm to assist us in conducting the due diligence. Assuming that the due diligence is satisfactory, the purchase of the vessel will occur no later than March 31, 1999. The conversion of the vessel is expected to take between six and nine months and we expect the vessel to be available to enter service on West Coast inland waterway itineraries in early 2000.

         In 1999, assuming we proceed with our planned expansion in Hawaii, we expect to spend between $60 million and $90 million on building the two new Hawaii cruise vessels, which includes anticipated payments to Ingalls Shipbuilding.

         Assuming we proceed with our expansion plans for the Delta Queen line, we expect to spend between $6 million and $10 million in 1999 on building the new coastal cruise vessels, which also includes anticipated payments to the shipyards. We estimate that costs to be incurred in 1999 to acquire and outfit the fourth riverboat will be $18.2 million. In addition, on January 21, 1999, the Mississippi Queen completed a 39-day lay-up. The American Queen also completed a 15-day lay-up on February 10, 1999. The Delta Queen has been out of service since January 4, 1999 for a scheduled 54-day lay-up in which certain renovations will be performed. The lay-ups for the three vessels, including repairs and maintenance, are expected to cost approximately $5.5 million and are being funded from working capital.

         We intend to finance a significant portion of the purchase price of the Hawaii cruise ships through MARAD, which provides guaranties of private financing for new vessel construction projects conducted in U.S. shipyards. We have applied for financing guaranties for debt for up to 87.5% of the cost of the vessels. The guarantied debt would be accessed during the construction period, with interest payments during that period capitalized as part of the cost of construction. In the current market, this type of debt generally bears interest at a rate of 100 to 150 basis points over the comparable U.S. government obligations and can have a term of up to 25 years from the date of delivery of the vessel. The loans generally amortize on a straight line basis over the term of the loan commencing after the delivery date. Fees associated with the financing guarantees include a one-time investigation fee equal to 1/2 of 1% of the indebtedness up to of $10 million and 1/8 of 1% of the amount in excess of $10 million. In addition, MARAD imposes an annual guaranty fee of not less than 1/4 of 1% and not more than 1% of the indebtedness (reduced by any required escrow), based upon the obligor's ratio of long-term debt to stockholders' equity. The present value of the annual guaranty fees is payable at the closing of the MARAD guarantied financing and capitalized as part of the vessel cost. See "Risk Factors -- Inability to obtain Maritime Administration financing will impede our expansion plans." We currently have several MARAD guarantied loans outstanding, secured by the S.S. Independence and the American Queen steamboat.

         In June 1997, our Board of Directors approved a stock repurchase plan. The plan authorizes us to repurchase up to one million shares of our stock. These shares may be purchased from time to time in the public market or through privately negotiated transactions. As of December 31, 1998, we had repurchased 51,000 shares at an average purchase price of $14.84 per share under the plan. We currently have no intention to repurchase any additional shares of common stock.

         As of September 30, 1998, we complied with all covenants under our various debt agreements.

         We believe we will have adequate access to capital resources, both internally and externally, to meet our current short-term and long-term capital commitments. Such resources may include cash on hand and the ability to secure additional financing through the capital markets. We continually evaluate opportunities to increase capacity at both Delta Queen and in Hawaii and to strategically grow our business. As discussed earlier, we announced plans to expand capacity at Delta Queen and in the Hawaii market. As we proceed with such plans, we intend to seek additional financing, although we have not yet determined the nature or amount of such financing. Although we believe that we will be able to obtain sufficient equity and debt financing from the capital markets to construct the new vessels, we cannot assure you that we will be able to obtain additional financing at commercially acceptable levels to finance such new construction and, if we so choose, to pursue strategic business opportunities. See "Risk Factors -- Inability to obtain Maritime Administration financing will impede our expansion plans," -- "Additional capital will be required to complete our expansion plans" and "-- Substantial leverage may affect financial performance."

         Impact of Year 2000

         Many computer programs have been written using two digits rather than four to define the applicable year. Any of the our computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure, miscalculations and/or other unanticipated problems.

                  State of readiness

         We have established internally staffed project teams to address Year 2000 issues. Each team is formulating a plan that focuses on Year 2000 compliance efforts for information technology systems and non-information technology systems. This plan addresses (1) information technology systems software and hardware such as reservations, accounting and associated systems, personal computers and software and (2) non-information technology systems such as embedded chip systems in building facilities, shipboard navigation, control, power generation systems, and communication systems.

         Our Year 2000 plan addresses the Year 2000 issues in various phases for both types of systems including: (1) inventory of our systems, equipment and suppliers that may be vulnerable to Year 2000 issues; (2) assessment of inventoried items to determine the risks associated with their possible failure to be Year 2000 compliant; (3) testing of systems and components to determine if they are Year 2000 compliant, both prior to and subsequent to remediation; (4) remediation and implementation of new systems; and (5) contingency planning to address reasonably likely worst case scenarios.

         For information technology systems, inventories and risk assessments have been substantially completed for all our shoreside software applications, hardware and operating systems. Most of our reservations systems functions have been tested and were found to be compliant. The remaining functions will be tested and remediated, if necessary, by mid-1999. We have also determined that our shoreside phone system and onboard financial systems on the Delta Queen vessels are Year 2000 compliant. The S.S. Independence's onboard financial system and our shoreside accounting system, however, are not Year 2000 compliant. We will utilize both internal and external resources to continue testing, reprogramming and replacing our information technology systems that require Year 2000 modifications. We anticipate completing the system improvements and the Year 2000 project no later than September 30, 1999. This is prior to any anticipated impact on our operating systems. We anticipates that these modifications and improvements will enable our information systems to function properly with respect to dates in the year 2000 and thereafter.

         Inventories and risk assessments are currently being performed for all non-information technology systems and are expected to be finalized by March 31, 1999. The process of testing, remediation and implementation is expected to be completed by September 30, 1999.

                  Risks of Year 2000 issues

         If any of our suppliers or travel partners do not, or if we do not, successfully deal with the Year 2000 issue, we could experience delays in scheduled cruises which could result in lost revenues or increases in costs and could subject us to claims and damages. To determine the most reasonably likely sources of these risks, we have been communicating with our major suppliers and travel partners on their Year 2000 compliance issues. For example, our external air ticketing and credit card processing software has been determined to be Year 2000 compliant.

         Based on these procedures, management believes that the most reasonably likely sources of risk to us include (1) the disruption of transportation channels relevant to our operations, including ports and transportation vendors (airlines) as a result of a general failure of support systems and necessary infrastructure; (2) the disruption of travel agency and other sales distribution systems; and (3) the inability of principal product suppliers to deliver goods and services. The severity of these possible problems would depend on the nature of these problems and how quickly they could be corrected or alternatives implemented.

         Most of our major suppliers and travel partners have indicated to us that they believe they are or will be Year 2000 compliant before the end of 1999. However, we cannot assure you that the systems of other companies on which our systems rely will be Year 2000 compliant and would not have an adverse effect on our operations, should such systems fail in the Year 2000. Based on our current assessment efforts, we do not believe that Year 2000 issues will have a material adverse effect on our financial condition or results of operations. However, our Year 2000 issues and any potential business interruptions, costs, damages or losses related thereto, are dependent, to a significant degree, upon the Year 2000 compliance of third parties. Some risks of the Year 2000 issue are beyond our control and the control of our travel partners and suppliers. For example, no preparations or contingency plan will protect us from a downturn in economic activity caused by the possible ripple effect throughout the entire economy that could be caused by problems of others with Year 2000 issues.

             Costs

         We have estimated our total costs for system improvements and the Year 2000 project to be approximately $1.0 million. These efforts are being funded from working capital. The Year 2000 project represents less than 10% of our information systems budget. Of the total project cost, approximately $0.5 million is attributable to the implementation of a new accounting system. This amount includes new software, new hardware, and consulting fees, all of which will be capitalized. Another $0.3 million of capital outlays is attributable to the upgrading of the S.S. Independence's onboard financial system and to the replacement of imbedded chip systems in certain of our vessels. The remaining $0.2 million, which is expected to be expensed as incurred and is not expected to have a material impact on the results of operations. To date, we have incurred and expensed approximately $50,000 related to our systems improvements and the Year 2000 project. These costs do not include costs incurred by us as a result of the failure of any third parties, including suppliers, to become Year 2000 compliant or costs to implement any contingency plans.

         The costs of the project and the date on which we believe it will complete the Year 2000 modifications are based on our best estimates given presently available information. These estimates were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer code, and similar uncertainties.

           Contingency plans

        We are preparing our contingency plans to identify and determine how to handle our most reasonably likely worst case scenarios. Preliminary contingency plans are currently being reviewed. Comprehensive contingency plans are estimated to be complete by mid-1999.

                                    BUSINESS
GENERAL

        American Classic Voyages Co. is the leading provider of overnight passenger cruises among the Hawaiian Islands and on the Mississippi River System. We operate two cruise lines under the names "American Hawaii" and "Delta Queen." American Hawaii, acquired in August 1993, operates one U.S.-flagged ocean liner with 867 total passenger berths providing inter-island cruises among the Hawaiian Islands. Delta Queen currently operates three U.S.- flagged paddlewheel steamboats having 1,026 total passenger berths providing cruise vacations on the Mississippi, Ohio, Cumberland, Tennessee, Arkansas, Illinois and Atchafalaya Rivers. We do not offer gaming on our vessels.

        American Classic Voyages Co. is a Delaware corporation incorporated in 1985 as a holding company that owns and controls The Delta Queen Steamboat Co., which operates Delta Queen through various subsidiaries, and Great Hawaiian Cruise Line, Inc., which operates American Hawaii through various subsidiaries.

        American Hawaii

        American Hawaii operates primarily seven-night cruise vacations among the Hawaiian Islands. Ports of call include Hilo and Kona on the Big Island of Hawaii; Kahului, Maui; Nawiliwili, Kauai; and Honolulu, Oahu. We are the only U.S.-flagged, large scale, overnight cruise line operator providing inter-island vacations among the Hawaiian Islands, operating the S.S. Independence on a year-round basis. Moreover, we have limited competition since non-U.S.-flagged ships must include a foreign port in their itinerary. The closest foreign port requires at least four sailing days across the Pacific Ocean. We believe that the Hawaii cruise market has strong growth potential as worldwide cruising continues to grow in popularity and only 1% of all visitors to Hawaii cruise while visiting the islands. To capitalize on our competitive advantages and to capture the potential we see for the Hawaii market's growth, we plan to build and introduce at least two new "world class" cruise ships into the Hawaii market. See "Business -- Expansion plans -- Hawaii expansion plans."

        Delta Queen

        Delta Queen markets its steamboats as the "Legendary Delta Queen," the "Magnificent Mississippi Queen" and the "Grand American Queen" and the cruise experience under its Steamboatin'(R) registered servicemark. Delta Queen provides three-to 14-night cruise vacations along U.S. inland waterways. Delta Queen's steamboats travel U.S. inland routes such as the Mississippi and Ohio rivers and stop at ports of historical or cultural significance. Delta Queen attracts older, more affluent passengers who tend to cruise frequently. The Delta Queen brand name is well known among the travel agent community and Delta Queen's target passenger group for the unique itineraries, luxurious amenities and "first class" service it offers on its cruise ships. This has made Delta Queen the largest provider of overnight inland U.S. waterway cruises. According to the Cruise Industry News 1997 Annual Report, Delta Queen had a 60% share of available beds within the domestic rivers and waterways segment of the overnight cruise market. To expand our itinerary choices, and offer new cruise experiences, Delta Queen plans to add a fourth riverboat and to build up to five coastal cruisers. See "Business -- Expansion plans -- Delta Queen Expansion plans."

STATUTORY COMPETITIVE ADVANTAGES

        Passenger Vessel Act of 1886

        Under the Passenger Vessel Act, together with the Jones Act, only U.S. ships that are (1) U.S. built, (2) owned by U.S. citizens, (3) operated by U.S. crews (and officers) and (4) U.S.-flagged by the U.S. Coast Guard, are permitted to operate exclusively at U.S. ports, including the islands of Hawaii. Most cruise line operators, such as Carnival Cruise Lines, Royal Caribbean International, Princess Cruises and Disney Cruise Line, do not sail U.S. vessels. Therefore, they must include a foreign port in their itineraries. Typically, operators of non-U.S.- flagged ships send their ships to Hawaii in late spring or early fall, generally using Vancouver, British Columbia or Ensenada, Mexico as their foreign ports of call, as they reposition their cruise ships to or from the Alaskan market.

        Accordingly, we believe our U.S.-flagged designation provides us with significant itinerary advantages. Our cruises can visit and explore the beauty and attractions of the various Hawaiian Islands without having to include a foreign port, which involves at least four sailing days across the Pacific Ocean. On inland U.S. waterways, where Delta Queen operates, the Passenger Vessel Act requirements effectively prohibit foreign-flagged vessels from offering competing itineraries.

        U.S. Flag Cruise Ship Pilot Project Statute

        The Pilot Project Statute was enacted in 1997 to develop the U.S.-flagged cruise ship industry and stimulate commercial construction of passenger cruise ships in U.S. shipyards. The Pilot Project Statute provides that upon execution of a binding contract no later than April 1999 to construct at least two new vessels in a U.S. shipyard, we will have (1) the exclusive right to operate large U.S.-flagged cruise ships in the domestic trade among the Hawaiian Islands for the economic life of the vessels and (2) the right to operate a foreign-built cruise ship in the Hawaii market for a period of two years following completion of the final vessel under the contract. The Pilot Project Statute also requires as a condition to obtaining these rights that the agreement to construct the new vessels provide that (1) the vessels are built with more than 867 berths and (2) delivery of the first vessel be prior to January 1, 2005 and the second vessel prior to January 1, 2008. Exceptions to these exclusive rights exist only for domestic vessels with fewer than 275 passengers and less than 10,000 gross tons. See "Business -- Expansion plans -- Hawaii expansion plans" below.

THE VACATION CRUISE MARKET

        The worldwide cruise industry is among the fastest growing segments in the leisure/vacation industry, according to CLIA statistics. We believe that the demand for cruises will continue to expand for the following primary reasons:
(1) historically strong growth rates, (2) strong demographics, (3) large untapped market potential, and (4) high customer satisfaction. In addition, we believe that the introduction of new itineraries and modern ships has created and will continue to create additional demand.

        Historically strong growth rates

        CLIA statistics indicate that the cruise industry has experienced passenger growth of 9% annually since 1970.

         [Graph showing growth in North American cruise passengers]

        Strong demographics

        The demographics of the U.S. population appear favorable to the cruise industry. There are 133 million potential cruise passengers in the United States target market. The U.S. target market is defined by CLIA as adults 25 years of age or older with household incomes in excess of $20,000.

        According to CLIA, the average age of cruise passengers currently is 50 years. Between the years 2000 and 2010, the U.S. population aged 45-54 and 55-64, the prime ages for cruising, is expected to grow from 37,030,000 to 43,564,000 and from 23,961,000 to 35,283,000, respectively, according to U.S. Census Bureau statistics. This growth amounts to increases of over 18% and 47%, respectively. As Americans continue to live longer, we believe the base of potential new and returning passengers for the cruise industry should continue to grow.

        In addition, consumers have increased their recreational spending. According to the Bureau of Economic Analysis, recreation expenditures grew at an average rate of 6.4% between 1975 and 1998, while personal consumption grew at an average rate of 3.1% and gross domestic product grew at an average rate of 3.0% during the same period.

             [Graph of growth in personal consumption expenditures,
                 recreation expenditures and gross domestic product]

        Large untapped market potential

        While the cruise market has grown significantly over the past 20 years, we believe that its untapped potential is very large. This is supported by CLIA statistics indicating that almost 90% of the U.S. population has never cruised. In addition, according to a CLIA study, 56% of those surveyed in its target market of Americans over the age of 25 with annual incomes in excess of $20,000 report that they are interested in cruising.

        High customer satisfaction

        Cruise passengers report dramatically high customer satisfaction with their vacation experiences. According to CLIA, over 90% of cruisers indicate cruises are better than or as good as other vacations.

        These high levels of customer satisfaction are further supported by a high return rate. According to a CLIA study, passengers who have cruised over the past five years have taken an average of 2.4 cruises during this period.

        New itineraries and modern ships

        According to CLIA statistics, the cruise industry has historically seen a close correlation between growth in capacity and growth in the number of passengers. In order to accommodate passenger preferences for the most modern ships available, the cruise industry has built new ships. In turn, these new ships have had the effect of attracting new passengers, as well as providing a wider variety of experiences for the passengers who have cruised before. Based upon figures contained in public filings, occupancy rates for the major cruise lines have remained strong. Many of these major cruise lines report occupancy rates near or above 100%. As occupancy rates are based on double occupancy, these rates can exceed 100% since many cabins accommodate more than two people. As the industry continues to increase passenger berth capacity, we believe that passenger growth will keep pace with the new development.

             [Graph showing growth in North American cruise supply
                             vs. growth in demand]

        Cruise lines have also been able to increase customer demand by offering new itineraries, which have been particularly effective at encouraging experienced cruisers to take new cruises. Certain itineraries, such as Europe and the Panama Canal, have experienced tremendous growth in the last ten years. As the Caribbean and European itineraries mature, Hawaii is receiving increased attention as a market with strong growth potential.

THE HAWAII CRUISE MARKET

        Hawaii is one of the world's premier tourist destinations. With its excellent year-round weather and natural beauty, Hawaii receives nearly 7 million visitors a year, of which 4 million come from North America, according to HVCB statistics. HVCB also reports that Hawaii visitors have typically stayed in Hawaii for relatively long visits, averaging 8.4 days in 1997. These visitors to Hawaii also tend to be relatively affluent, spending an average in 1997 of $157 per day per visitor.

        Despite the appeal of Hawaii, the Hawaii cruise market is currently underdeveloped. While CLIA reports that 22% of all vacationers in the Caribbean and 35% to Alaska are cruisers, only 1% of North American travelers to Hawaii cruise while visiting the Hawaiian Islands according to HVCB, CLIA and the Alaska Bureau of Tourism.

            [Graph showing percentages presented in prior paragraph]

         We believe that the low percentage of cruisers in Hawaii may be attributable in part to the following factors: (1) the itineraries that can be offered by most cruise lines are significantly limited by the Passenger Vessel Act, which requires non-U.S.-flagged ships to include a foreign port in their itineraries; and (2) the limited passenger capacity and age of the S.S. Independence, the only U.S.-flagged passenger vessel currently operating in Hawaii.

         Even with these limitations, however, the draw of Hawaii has resulted in an increase in cruisers visiting Hawaii as non-U.S.-flagged cruise ships have offered Hawaii as a new itinerary. Based on statistics compiled by the HVCB, the number of passengers traveling on non-U.S. cruise ships has increased to an estimated 34,350 in 1998 from 14,750 in 1994.

         We believe that Hawaii resembles the Caribbean cruise market in its early stages. Like the Caribbean market, Hawaii has exotic and scenic destinations for cruises, with year-round warm weather and abundant water activities. The Caribbean cruise market grew from 1.4 million passengers in 1985 to 3.2 million passengers in 1995, according to CLIA statistics. Other more developed cruise markets with higher market penetration, such as the Caribbean, have already been visited by experienced cruisers. We believe Hawaii will be an attractive new destination for experienced cruisers seeking new itineraries.

EXPANSION PLANS

         We believe that there is significant untapped market potential in the cruise industry and plan to realize some of this potential by expanding both our Hawaii and Delta Queen cruise lines. In the Hawaii cruise market, we plan to leverage our U.S.-flagged designation and the unique competitive advantages offered to us under the Pilot Project Statute by introducing larger, more modern vessels into the Hawaii vacation market. To expand Delta Queen's position in the U.S. inland waterway cruise market, we plan to introduce a fourth riverboat on the West Coast and to extend our cruise itineraries into the U.S. coastal cruise market with up to five new coastal cruisers.

         Hawaii expansion plans

         In October 1998, we executed a letter of intent with Ingalls Shipbuilding to construct two new vessels. The letter of intent also provided for options to build an additional four passenger cruise ships. We are currently negotiating the terms of a definitive construction agreement with Ingalls Shipbuilding and expect to execute a definitive contract by April 1999. The new Hawaii cruise ships are currently estimated to cost between $450 and $470 million each. See "Risk Factors -- Failure to enter into contracts with shipyards will adversely impact expansion plans." We currently expect that the first of the new Hawaii cruise ships will be delivered in late 2002 and the second in late 2003. See "Risk Factors -- Risks of construction of Hawaii and coastal vessels may adversely affect expansion plans."

         With the assistance of Ingalls Shipbuilding, we have developed a team of experienced cruise ship designers and builders to participate in the development and construction process, including: Kvaerner-Masa Yards for construction strategy and sub-contractor supervision; Kvaerner-Masa Technology for engineering; Yran & Storbraaten for naval design and architecture; and Robert Tilberg Design for naval design and architecture.

         Each of the new vessels is expected to measure approximately 840 feet in length, with 13 decks and approximately 960 cabins containing at least 1,900 passenger berths. The new vessels have been designed with features that maximize passenger fare revenue. For example, the ships will have 76% outside cabins with seaside views, and 63% of the cabins will have their own private balconies. Outside cabins are highly desirable to passengers and are usually priced at a premium. Rooms with balconies generally receive an additional premium to outside cabins. The percentage of outside cabins and balconies on the new vessels compares very favorably to those of other cruise ships that are currently entering service. By comparison, according to their brochures, the Disney Magic, which entered service in 1998 has 79% outside cabins and 65% cabins with balconies; the Carnival Destiny, which entered service in 1996 has approximately 61% outside cabins and approximately 36% cabins with balconies; and the Sea Princess, which entered service in 1998, has approximately 60% outside cabins and approximately 4% cabins with balconies.

         The new cruise ships will contain a host of modern amenities to ensure passenger comfort and enjoyment. As currently designed, the ships will have three roomy upper decks, each designed to maximize the sense of spaciousness on-board while offering magnificent 270 degree views of the islands and the sea. Panoramic lifts will ascend through the atrium of each ship, delivering passengers to the top level of the glass pavilion on the uppermost deck. During the day, passengers will be able to stroll on the sun deck, relax in any of the ship's whirlpool baths and swim in any of the pools. Consistent with vacationers' emphasis on fitness and personal care, passengers will be able to take advantage of extensive health spa and gymnasium facilities aboard the cruise ship, including aerobic studios. The spa will be a full-service facility offering massages, facials and aroma therapy. Passengers will also be able to choose from a variety of different theme bars and restaurants ranging from a Hawaiian cowboy lounge and pre-dinner patio bar to a two-deck main dining room, buffet-style restaurant and a specialty restaurant. The new vessels' design incorporates a 6,000 square foot retail area that will contain a variety of shops, including a gift shop, beauty salon, jewelry store and clothing stores.

         To take advantage of the excellent year-round weather in Hawaii, a 500 seat outdoor theater will be the main night attraction featuring such events as Polynesian and western line dancing shows to hula dance classes and presentations by the "kumu," the ship's Hawaiian cultural historian. Each of the new vessels will also have a 600 seat cabaret lounge and a 750 seat indoor theater which will have the capacity to stage high quality Broadway-style shows.

         To maximize demand, the new vessels have been designed to accommodate the differing needs and desires of a broad range of passengers. For example, we expect to attract a significant amount of meeting, conference and incentive travel business as a result of the Hawaii destination and the tax advantages to an employer sponsoring or individual attending a meeting on a U.S.-flagged ship, relative to a trip outside the U.S. Internal Revenue Code Section 274(h) allows a deduction of up to $2,000 per person each calendar year for business-related meetings and conventions held aboard U.S.-flagged cruise vessels sailing between U.S. ports. As a result, the design of the new vessels allocates specific portions of the ship for conferences, meetings and other functions. The new ships are also designed to be "family friendly" and will have large spaces dedicated to both young children and teenagers.

         In order to expedite introduction of a larger, more modern ship into the Hawaii cruise market, following execution of a construction contract for the new vessels, we intend to obtain and operate a foreign-built vessel as a U.S.-flagged vessel in the Hawaii market. Our ability to operate a foreign-built vessel in the Hawaiian Islands arises under the terms of the Pilot Project Statute. We have targeted vessels that were built since 1980 and can accommodate between 1,200 and 2,000 passengers. If successful in obtaining a foreign-built vessel, we plan to introduce this vessel into service by the end of 2000. See "Risk Factors -- Inability to complete the planned purchases and deployment of certain vessels -- Introduction of foreign-built vessel in Hawaii."

         We have hired Roderick K. McLeod, a 27-year veteran of the cruise industry, to manage all aspects of our expansion plans in the Hawaii market. Mr. McLeod will oversee development of our expanded Hawaii business.

         Delta Queen expansion plans

         In order to capitalize upon its strong market position and brand name recognition, Delta Queen plans to expand its current business by introducing (1) a fourth riverboat offering new itineraries and (2) up to five new vessels capable of offering cruises along U.S. coastal waterways. By extending the Delta Queen line beyond our country's heartland and inland rivers to underserved coastal markets, Delta Queen plans to offer its unique cruising experience on itineraries highlighting historically or culturally interesting or beautiful U.S. coastal regions.

         New riverboat

         We have entered into an agreement to acquire a new vessel and to convert it into an overnight passenger vessel with approximately 150 passenger berths for use as the fourth Delta Queen riverboat. We are currently conducting a due diligence review to ensure the vessel can be effectively and efficiently renovated for passenger use and that the cost of outfitting the vessel is consistent with our current estimates. Closing of the purchase is expected to occur no later than March 31, 1999. The total purchase price for the vessel is approximately $8.2 million. We further estimate that the total renovation, relocation, start-up and marketing costs will require an additional $10 million. We expect that the conversion project will take between six and nine months and that the vessel will be able to enter into service in the first quarter of 2000.

         The current plans call for the vessel to be operated by Delta Queen in the Pacific Northwest, including the Columbia River System near Portland, Oregon.

         Coastal cruises

         We believe that there are itineraries along the U.S. coastlines with significant cruise market potential. As a further extension of Delta Queen's inland waterway cruise itineraries, we plan to build up to five new ships offering cruises along the eastern seaboard, in the Pacific Northwest and along the California coast of the U.S. Possible new destinations identified by Delta Queen include, Eastern seaboard cruise itineraries to explore Halifax, Nova Scotia and New Brunswick, Maine, and visits to Boston Harbor, Martha's Vineyard and the Chesapeake Bay, as well as New York City, Baltimore and Annapolis, Maryland, Washington, D.C., Charleston, South Carolina, Savannah, Georgia and Florida's beaches. In California, prospective itineraries include San Francisco and Napa Valley's wine country. Pacific Northwest itineraries are also planned to feature cruises in Puget Sound near Seattle, Washington, the Willamette River, Canada's Inside Passage and along the Alaskan coast.

         Delta Queen coastal cruises also plan to offer shore excursions to highlight the unique and historically significant destinations in its new itineraries and may also offer special cruise packages revolving around specific themes, similar to those offered by Delta Queen's steamboat river cruises. Further, we believe that this expansion into coastal cruise itineraries will appeal to a younger and more physically active customer. Then, as those customers age, we will have the opportunity to transition these same customers to Delta Queen river cruises. By extending the Delta Queen line into coastal cruise itineraries, it will allow Delta Queen to add gradually the number and range of itineraries it can offer and to attract a broader base of passengers.

         We believe that destinations and shore tours will be the key reasons for customer interest in coastal cruise itineraries. New destinations are particularly important for frequent cruisers, who are always seeking new cruise experiences. Cruise destinations which can easily be reached by car are less appealing to potential cruise customers than those which are more distant or difficult to reach by other means. Shore tours that capitalize on the unique characteristics of each destination also appear to appeal to potential coastal cruise customers. For example, CLIA statistics indicated that in 1997, approximately 70% of all cruise passengers purchased at least one shore excursion and approximately 90% went sightseeing on shore at some time during their cruise vacation. Prospective customers have expressed interest in spending longer periods of time in selected destinations. Unique or proprietary shore tour events may also afford Delta Queen an opportunity to distinguish its coastal cruises from those of its competitors. While not the primary reason for selecting a cruise, we believe that the character of the proposed vessels also appears to be an element consumers consider in selecting a cruise. The design of the ships may lend uniqueness to the cruise experience and offers a platform for historical theme cruises.

         We plan to capture these underserved coastal markets by building up to five new ships with approximately 226 passenger berths each in the next seven to ten years to extend the itineraries of the Delta Queen line. We are currently negotiating with a shipyard to construct the first two new coastal vessels. We hope that construction on the first vessel can begin as early as mid-1999. Assuming construction commences at this time, the first ship could be launched as early as the first half of 2001. Delivery of the second vessel would then be planned for the first half of 2003.

         Each coastal vessel will be approximately 300 feet long, have diesel-electric propulsion systems and "state-of-the art" safety technology. The total project cost for each new vessel is estimated at $35 million.

         The new Delta Queen coastal cruise vessels will have an historic design inspired by the Fall River Line vessels which traveled between New York and New England from 1847 through 1937 and became symbolic of elegant transportation and gracious service. The new vessels will be decorated in classic New England federal and nautical decor reminiscent of turn-of-the-century coastal ships, featuring the "first-class" amenities for which Delta Queen steamboats have come to be known. Approximately 90% of the passenger berths on each of the vessels will be in outside cabins. The new vessels will each feature elegant dining rooms with fine artwork, architectural embellishments and windows; a grand saloon for entertainment; two bars; a gift shop and other services typically offered on Delta Queen steamboats.

CURRENT OPERATIONS

         American Hawaii - Current Operations

         American Hawaii's cruise ship, the S.S. Independence, operates inter-island cruise vacations among the Hawaiian Islands year round. Built in 1951, the S.S. Independence has 867 passenger berths. American Hawaii offers primarily seven day itineraries with ports of call throughout the Hawaiian Islands. In addition, American Hawaii also offers three and four day itineraries. Many cruise passengers also choose to extend their stay in Hawaii, purchasing hotel accommodations through American Hawaii. American Hawaii offers more than 50 optional shore excursion activities to passengers to showcase the spectacular Hawaiian scenery and local attractions, including helicopter and submarine rides, deep sea fishing, snorkeling and scuba diving and tours of popular destinations such as Pearl Harbor and the Arizona Memorial, Fern Grotto and the historic town of Lahaina. The itinerary also affords an opportunity to view Mount Kilauea, one of the world's few active volcanoes, and the soaring sea cliffs of the inaccessible Na Pali coast.

         American Hawaii offers theme cruises organized around specific activities or seasons, including: "Whales in the Wild" cruises, in which passengers can observe whales that make Hawaii their winter playground; "Hawaiian Heritage" cruises, which emphasize native Hawaiian ceremonies and rituals; and "Big Band" cruises featuring 1940's Big Band orchestra music and Golden Age of Movies film screenings.

         Cruise fares on American Hawaii for a seven-night cruise, as stated in the 1999 cruise brochure, range from luxurious suites at $3,280 per person to interior cabins with a single sofa bed and fold-away upper berth at $1,230 per person, based on double occupancy. The fare also includes three full service meals per day, along with mid-afternoon snacks and a late evening buffet, night entertainment on the vessel and port charges. American Hawaii also offers seasonal youth programs to attract passengers with children, as the S.S. Independence has a large number of cabins that can accommodate three and four passengers.

         American Hawaii offers additional services and products to its passengers, including bar services, beauty salon services, photography services, shore excursions and gift shop products. American Hawaii also distributes a line of specialty products through its onboard gift shops utilizing the "American Hawaii Cruises" logo. In order to facilitate and simplify passengers' travel planning process, American Hawaii offers air transportation arrangements to and from the Hawaiian Islands through agreements with several major commercial airlines as well as trip cancellation insurance.

         American Hawaii's operations are generally not seasonal. However, during the summer months in particular, American Hawaii tends to have average occupancy in excess of 100% as the number of families sharing cabins with children increases significantly.

         American Hawaii is marketed as "the best and most convenient" way to experience the Hawaiian Islands. We accomplish this by focusing on onboard dining, entertainment, and offering an extensive package of shore excursions at all stops along the itinerary, as well as by providing a wide variety of activities, demonstrations and lectures designed to enhance passengers' overall experience of the unique Hawaiian culture. Additionally, the Hawaii vacation package is promoted as a convenient and rewarding alternative to land-based multi-island vacations.

         American Hawaii's marketing efforts target consumers who are interested in Hawaii, cruise enthusiasts and other consumers who fit certain demographic or geographic profiles. American Hawaii sends out more than six million pieces of direct mail annually to reach these potential customers in an effort to develop cruise sales. These direct mailings are made throughout the year to drive business during certain specific time frames. American Hawaii also sends out the Holokai Hui News newsletter, aimed at generating repeat passengers, and sends cooperative direct mail to travel agents to promote cruise sales. The travel agency community also receives periodic fax broadcasts and a quarterly newsletter, the Kuaihelani. American Hawaii also places advertisements in specialized publications such as Islands, Hawaii, Modern Maturity, Car and Travel and Endless Vacation magazines and has been the subject of numerous feature articles in national travel and leisure magazines and newspaper travel sections.

         Delta Queen -- Current operations

         Delta Queen's three paddlewheel steamboats offer cruise itineraries for trips along the Mississippi, Ohio, Cumberland, Tennessee, Arkansas, Illinois and Atchafalaya Rivers, as well as the Intracoastal Waterway. Ports of embarkation and disembarkation, which are typically locations of historical or cultural significance, include New Orleans, Memphis, St. Louis, St. Paul, Louisville, Cincinnati, Pittsburgh, Nashville, Chattanooga, and Galveston.

Other ports of call include such towns as Hannibal, Missouri; Prairie du Chien, Wisconsin; Vicksburg and Natchez, Mississippi; and Shiloh, Tennessee.

         Delta Queen is marketed to mature adult travelers as a unique vacation experience aboard classic steamboats in which the people, sights, romance and history of heartland America are explored. We believe individuals are attracted to our paddlewheel steamboat cruises because of the quality of our service, dining, accommodations and entertainment as well as the unique characteristics of the steamboat experience, including the connection to American history.

         Delta Queen promotes special cruise packages revolving around specific themes which allow passengers to participate in activities, meet special guest lecturers, and enjoy entertainment relevant to the theme. Seasonal theme cruises include: "Spring Pilgrimage," "Fall Foliage - Autumn in America" and "Old Fashioned Holidays" while geographic themes include "Dixie Fest," "Mark Twain Heartland," "Cajun Culture" and "Gardens of the River." Old standbys and continuing favorites are "Kentucky Derby" cruises that include attendance at the Kentucky Derby horse race and "The Great Steamboat Race," a reenactment of the famous 19th Century race between the Natchez and the Robert E. Lee steamboats. For nostalgia and history lovers, Delta Queen offers "Big Band," "The Year That Was...," "Civil War" and "Fabulous 50s" theme cruises. In a continuing effort to upgrade its cruise product, Delta Queen introduced in 1998 enhancements to the onboard dining, entertainment and shore excursions which highlighted America's heartland. In addition, several new theme cruises were added, such as "Tramping on the River" cruises featuring impromptu river stops; and "The History of Steamboatin'," which retraced the 1811 voyage of the first successful steamboat voyage down the Ohio and Mississippi Rivers to New Orleans.

         The Steamboatin'(TM) cruise fare for an average five-night cruise, as stated in the 1999/2000 cruise brochure, ranges from luxurious suites at $3,410 per person to interior cabins with lower and upper passenger berths at $1,390 per person, based on double occupancy. The fare also includes three full service meals per day, along with mid-afternoon snacks and a late evening buffet, day and night entertainment on the vessels and port charges.

         To attract additional customers, Delta Queen has developed products which combine its steamboat cruises with escorted tours and overnight stays at historic port cities. As a convenience to its passengers, Delta Queen will also arrange hotel accommodations and air and land transportation to and from the cruise embarkation and disembarkation point.

         Delta Queen annually welcomes back a large number of prior passengers through its relationship marketing program. New passengers are acquired through targeted direct mail, direct response advertising and other promotional activity. Media coverage generated by public relations activity is another method of acquiring new customers and building brand awareness. In 1998, Steamboatin'(TM) vacations were featured or mentioned in more than 3,000 articles in publications with national and local circulations. In addition, each year a significant number of new customers are referred by prior customers. Nearly all

Steamboatin'(TM) vacations are booked via travel agents, who receive frequent communications from Delta Queen, and who are supported with collateral and mailing materials.

         Vessels

         We currently operate four ships with a total of 1,893 passenger berths. The following table represents a summary of certain information about our ships and their areas of operation based on their current itineraries:

                                CURRENT VESSELS

                                   YEAR VESSEL ENTERED
                                       INTO SERVICE                 PASSENGER                 PRIMARY AREAS OF
           VESSEL                                                  CAPACITY(1)                   OPERATION
    S.S. Independence(2)                   1951                        867                         Hawaii
       American Queen                      1995                        436                Mississippi River System
      Mississippi Queen                    1976                        416                Mississippi River System
         Delta Queen                       1926                        174                Mississippi River System

---------------
(1)      Based on double occupancy per cabin.
(2)      Substantially renovated in 1994.

         The following table represents a summary of certain information about the new vessels we currently plan to build or obtain and their expected delivery dates:
                                PLANNED VESSELS


            HAWAII VESSELS:             EXPECTED DELIVERY DATE                          PASSENGER CAPACITY(1)
             Foreign-Built                            Late 2000                             1,200 - 2,000
              Newbuild #1                             Late 2002                                 1,900
              Newbuild #2                             LATE 2003                                 1,900

         DELTA QUEEN VESSELS:

            Acquired Vessel                           Early 2000                          Approximately 150
           Up to Five New                          Commencing 2001                        Approximately 226
             Coastal Cruisers


---------------
(1)      Based on double occupancy per cabin.

         SALES AND MARKETING

         We maintain separate field sales and reservation staffs for Delta Queen and American Hawaii. We sell our cruise products primarily through two major channels, of which the most significant channel is travel agents operating throughout the U.S. We have programs which educate travel agents about the unique nature of our travel experiences, the vessels' itineraries, special programs, theme cruises and pricing policies. To assist in obtaining reservations from travel agents, we engage in both consumer and trade-oriented advertising, including direct mailings of Delta Queen and American Hawaii literature to travel agencies. We also maintain contact with travel agents through each cruise line's field sales personnel who conduct educational seminars and attend trade shows. Our second major sales channel is group travel organizers, consisting of clubs, travel agencies and tour operators who arrange for the sale of cruise vacations at discounted fares. We provide a variety of incentives to these organizers, including fare discounts and promotional materials. During 1998, a travel agency consortium accounted for 12.7% of our revenues. We believe the loss of this travel agency consortium would not have a material adverse effect on our revenues.

         PRICING AND ADVANCE RESERVATIONS

         We issue separate full color sales brochures for each of Delta Queen and American Hawaii, which contain descriptive information, itineraries and fare schedules, prior to the beginning of each upcoming calendar year. We price our cruise fares, based on cabin category, using a single pricing schedule for each cruise line throughout the calendar year. As an inducement for passengers to book early, we generally offer an early booking discount which typically consists of the current year's fares to passengers who book more than six to eight months in advance for the upcoming year. In addition, we offer to group travel organizers and others certain discounts from our published fare schedules. To stimulate additional demand, we may offer discounts from our published fare schedules.

         We actively market our cruises up to one year prior to the cruise year and the level of advance reservations at any given date provides us with an indication of its future fare revenue. A significant portion of such reservations is booked more than six months in advance of the cruise date. Generally, customers of each cruise line must pay a $300 refundable deposit within one week of booking a cruise with the balance of the cruise fare to be remitted 60 days in advance of the departure date. Cancellations received after a certain date are subject to a loss of deposit and/or a cancellation charge ranging from 25% to 100% of the cruise fare. For a nominal fee, we also offer trip cancellation insurance through a third-party insurer which allows the customers to reduce their exposure to cancellation charges. As of February 12, 1999, advance reservations for the 1999 cruise year for both Delta Queen and American Hawaii combined were $105.7 million. However, we cannot specifically determine the amount of revenues to be derived from advance reservations as there can be no assurance that any particular advance reservation will result in any revenue to us.

        Government regulation

        Federal maritime law prohibits non-U.S.-flagged vessels from receiving and discharging passengers at any two U.S. ports without stopping at an intervening non-U.S. Port. Periodically there has been debate about the potential amendment or repeal of this law and the broader cabotage laws encompassed under the Jones Act and the Passenger Vessel Act. In August 1995, we joined the Maritime Cabotage Task Force ("MCTF"), a broad national coalition of 415 companies, associations and unions representing all modes of domestic transportation. The MCTF is responsible for monitoring potential adverse changes in legislation that could affect the U.S. maritime industry and publicizing the economic and national security issues relevant to maintaining a strong U.S.-flag vessel industry. Through the coalition's efforts, numerous legislators and key Congressional staff members have been made aware of the substantive issues and positions surrounding any changes to this legislation. In 1997 and 1998, bills were introduced to the Senate to modify the Passenger Vessel Act, including allowing foreign- flagged ships in certain itineraries where there was no existing U.S.-flagged ship in service. None of these bills were approved by the relevant subcommittees or committees of the Senate or House of Representatives.

        We are subject to various Federal and state regulations which affect the operations of our vessels. Most importantly, our U.S.-flagged vessels are subject to regulations promulgated by the U.S. Department of Transportation and enforced by the U.S. Coast Guard ("Coast Guard"). The Coast Guard conducts both scheduled and unannounced inspections to determine compliance with these regulations and has the authority to delay or suspend cruises. The Delta Queen vessels must be drydocked for an inspection of the hulls' exteriors every five years. Previously, American Hawaii was required to drydock the S.S. Independence approximately every 18 months for a similar procedure. The Coast Guard is empowered to increase the interval between inspections and accordingly, we have requested and received permission from the Coast Guard to lengthen the interval of the drydocking of the S.S. Independence to 30 months, subject to annual hull surveys. In May 1997, the S.S. Independence was out of service for a four-week period and the next drydocking is scheduled for January 2000. See "Risk Factors -- Effect of government regulations on our operations."

        Like other entities that operate vessels on U.S. waterways, we are also subject to certain federal, state and local health and safety laws, regulations and ordinances, including environmental laws. Periodically, we incur expenditures to keep our vessels in compliance with applicable laws, regulations and ordinances. we do not anticipate making any material expenditures in 1999 with respect to environmental matters. However, the coverage and attendant compliance costs associated with such laws, regulations and ordinances may result in future additional costs to our operations.

        Federal law requires that vessels for 50 or more overnight passengers be constructed of fire retardant materials. Since 1968 Congress has granted the Delta Queen eight consecutive Congressional exemptions from this requirement because of fire prevention and safety enhancements made to the vessel and the Delta Queen's historic status. The statute exempting the Delta Queen requires the company to notify potential passengers that the

Delta Queen does not comply with applicable fire standards and prohibits us from disclaiming liability for loss due to fire caused by our negligence. The current exemption has been extended to November 1, 2008. Our ability to operate the Delta Queen is dependent upon retaining our current Congressional exemption and obtaining additional exemptions subsequent to 2008. For ocean-going passenger vessels, certain enhancements to life safety systems were required to be made by October 1, 1997 in order to comply with legal requirements. The S.S. Independence was brought into compliance during its spring 1997 drydock as discussed above.

        The Federal Maritime Commission ("FMC") regulates passenger vessels with 50 or more passenger berths departing from U.S. Ports and requires that operators post security to be used in the event the operator fails to provide cruise services, or otherwise satisfy certain financial standards. We have been approved as a self-insurer by the FMC, and therefore, subject to continued approval, are not required to post security for passenger cruise deposits. The FMC has reviewed its standards and in June 1996 issued proposed regulations to increase significantly the financial responsibility requirements. We filed our objection to the proposals, as we believe that the FMC'S current standards provide passengers with adequate protection in the event of an operator's non-performance and that further requirement may impose an undue burden on operators. At this time we cannot predict if the proposed changes will be approved as currently constituted, or at all. See "Risk Factors -- Effect of government regulations on our operations -- Federal Maritime Commission security requirements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

        Our executive officers and directors and their ages as of the date of this prospectus are as follows:


Name                                Age   Position
----                                ---   --------
Samuel Zell..........................57   Chairman of the Board of Directors
Philip C. Calian.....................36   Director, President and Chief Executive
                                          Officer
Arthur A. Greenberg..................58   Director
Jerry R. Jacob.......................65   Director
Emanuel L. Rouvelas..................54   Director
Mark Slezak..........................39   Director
Joseph P. Sullivan...................65   Director
Jeffrey N. Watanabe..................56   Director
Jordan B. Allen......................36   Executive Vice President, Secretary and
                                          General Counsel
Roderick K. McLeod...................58   Executive Vice President
Randall L. Talcott...................38   Vice President - Finance, Treasurer and
                                          Chief Accounting Officer
J. Scott Young.......................47   Executive Vice President - Operations
                                          and President of Delta Queen and
                                          American Hawaii


        Samuel Zell. Chairman of the Board of Directors of American Classic Voyages Co. ("AMCV") since August 1993; Director of AMCV since 1980; previously Chairman of the Board of AMCV from 1984 through 1988; Chairman of the Board of EGI, Anixter International Inc., Capital Trust, Inc., Chart House Enterprises, Inc., Jacor Communications, Inc. and Manufactured Home Communities, Inc.; Chairman of the Board of Trustees of Equity Office Properties Trust and Equity Residential Properties Trust; and Director of Davel Communications, Inc., Fred Meyer, Inc. and Ramco Energy plc.

        Philip C. Calian. Director, President and Chief Executive Officer of AMCV since February 1995; Executive Vice President and Chief Operating Officer of AMCV from December 1994 until February 1995; Director, Chairman of the Board and Chief Executive Officer of The Delta Queen Steamboat Co. ("Delta Queen") and Great Hawaiian Cruise Line, Inc., AMCV's primary operating subsidiary for American Hawaii Cruises, ("American Hawaii") since February 1995; Chairman of the Board of CFI Industries, Inc. ("CFI") from March 1995 until August 1996; Co-Chairman and Chief Executive Officer of CFI from September 1994 until March 1995; Acting President and Chief Executive Officer of CFI from January 1994 until September 1994; Vice President, Chief Financial Officer and Treasurer of CFI from September 1993 until September 1994; and Director of Mergers and

Acquisitions of Great American Management and Investment, Inc. from May 1990 until December 1994.

        Arthur A. Greenberg. Director of AMCV since 1982; Vice President and Assistant Treasurer of AMCV from January 1990 until June 1995; Director of Delta Queen and American Hawaii since August 1993; Vice President and Assistant Treasurer of Delta Queen and American Hawaii from August 1993 until June 1995; Senior Vice President of American Hawaii from June 1993 until August 1993; principal of Arthur A. Greenberg, C.P.A. and Senior Tax Advisor of EGI since 1997; President of the accounting firm of Greenberg & Pociask, Ltd. from 1971 until 1997; and Executive Vice President of EGI from 1986 through 1996.

        Jerry R. Jacob. Director of AMCV since 1991 and a private investor; Chairman of the Board of Midway Airlines Corporation from August 1994 until February 1997; Vice President of American Airlines, Inc. from 1974 to June 1993; and Director of Syratech Corp.

        Emanuel L. Rouvelas. Director of AMCV since 1998; senior partner of Preston Gates Ellis & Rouvelas Meeds in Washington, D.C. since 1974; Vice Chairman and Trustee of the American College of Greece; and Director of OMI Corp.

        Mark Slezak Director of AMCV since 1998; Director, Chief Financial Officer and Treasurer of Lurie Investments, Inc., a private investment management company, since March 1995; Senior Vice President of EGI from January 1991 until January 1997; Treasurer of Equity from January 1990 until January 1996; and Director of EGI.

        Joseph P. Sullivan. Director of AMCV since July 1997; Director and Chairman of the Executive Committee of IMC Global, Inc. since March 1996; Chairman of the Board of The Vigoro Corporation from May 1991 until March 1996; Chief Executive Officer of The Vigoro Corporation from May 1991 until September 1994; and Director of Mycogen, Inc.
since February 1998.

        Jeffrey N. Watanabe. Director of AMCV since 1998; partner and principal of Watanabe, Ing & Kawashima since 1971; and Director of American Savings Bank, Grace Pacific Corporation, Hawaiian Electric Industries, Inc., First Insurance Company of Hawaii, Ltd., and The Children's Television Workshop.

        Jordan B. Allen. Executive Vice President of AMCV since January 1998; Senior Vice President of AMCV from June 1995 until January 1998; Vice President of AMCV from August 1993 until June 1995; General Counsel of AMCV since August 1993; Secretary of AMCV since February 1997; Executive Vice President of Delta Queen and American Hawaii since January 1998; Senior Vice President of Delta Queen and American Hawaii from February 1997 until January 1998; Vice President of Delta Queen and American Hawaii from August 1993 until January 1997; and a member of Rosenberg & Liebentritt, P.C. from September 1990 until December 1996.

        Roderick K. McLeod. Executive Vice President of AMCV since February 1999 with primary responsibility for Hawaii cruise growth opportunities; Senior Vice President - Marketing for Carnival Cruise Line from July 1997 through February 1999; Executive Vice President of Sales, Marketing and Passenger Services for Royal Caribbean Cruises Ltd. from January 1972 through August 1986 and October 1988 through June 1996; President and Chief Operating Officer of Norwegian Cruise Line from August 1986 through October 1988.

        Randall L. Talcott. Vice President - Finance Treasurer and Chief Accounting Officer of AMCV since October 1998; Treasurer of ANTEC Corporation from July 1994 through September 1998; and consultant from January 1994 through July 1994.

        J. Scott Young. Executive Vice President -- Operations of AMCV and President of Delta Queen and American Hawaii since April 1998; Senior Vice President -- Operations of AMCV from June 1996 until April 1998; Executive Vice President of Delta Queen from June 1992 until May 1994; Director of Delta Queen since May 1994; Executive Vice President of Delta Queen since August 1993; Chief Operating Officer of Delta Queen since June 1996; and Director, Executive Vice President and Chief Operating Officer of American Hawaii since June 1996.

                             PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of December 31, 1998, certain information with respect to each person or entity who is known by our management to be the beneficial owner of more than 5% of the outstanding shares of our common stock:


                                                       AMOUNT AND NATURE
                                                         OF BENEFICIAL
NAME AND ADDRESS OF BENEFICIAL OWNER                      OWNERSHIP(1)        PERCENT OF CLASS
------------------------------------                      ------------        ----------------
Samuel Zell, Ann Lurie Revocable Trust
and Entities Controlled by Samuel Zell
and/or Ann Lurie:(2)(3)(4)
        EGI Holdings, Inc.......................        3,641,873
        EGIL Investments, Inc...................        3,641,874
        Samstock, L.L.C.........................           52,500
        Anda Partnership........................           52,500
        Samuel Zell.............................          125,000
        Ann Lurie Revocable Trust...............           17,000
             Total .............................        7,530,747                   52.9%
Two N. Riverside Plaza
Chicago, IL 60606


Wallace R. Weitz & Company(5)...................        1,497,400                   10.5%
1125 S. 103rd Street, Suite 600
Omaha, NE 68124-6008


--------------------

(1) The number of shares of the Company's common stock indicated as beneficially owned is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.

(2) The referenced entities or individuals are each the beneficial owner of the shares of common stock shown next to their name. EGI Holdings, Inc. ("Holdings") and EGIL Investments, Inc. ("Investments") are both Illinois corporations and wholly owned by EGI, an Illinois corporation. The stockholders of EGI are trusts created for the benefit of Samuel Zell and his family and Ann Lurie and her family. The trustees or co-trustees of the trusts are Sheli Z. Rosenberg, Arthur A. Greenberg, Ann Lurie and Mark Slezak. Samstock, L.L.C. is a Delaware limited liability company and wholly owned by SZ Investments, L.L.C., a Delaware limited liability company. The sole managing member of SZ Investments, L.L.C. is a corporation whose sole stockholder is a trust of which Mr. Zell is the trustee and beneficiary; the non-managing members are two partnerships whose partners are trusts created for the benefit of Mr. Zell of which Mrs. Rosenberg and Mr. Greenberg are the trustees. Anda Partnership is a

         Nevada general partnership whose partners are trusts created for the benefit of Mrs. Lurie and her family of which Mrs. Lurie and Mr. Slezak are co-trustees.

         The above chart includes 5,000 stock units beneficially owned by Mr. Zell which convert to 5,000 shares of common stock at a time determined by Mr. Zell at the time of the grant. The chart also includes options to purchase 120,000 shares of common stock beneficially owned by Mr. Zell which are currently exercisable.

         Mr. Zell disclaims beneficial ownership of 3,641,874 shares beneficially owned by the subsidiaries of EGI; 52,500 shares beneficially owned by Anda Partnership and 17,000 shares beneficially owned by the Ann Lurie Revocable Trust. Mrs. Lurie disclaims beneficial ownership of 3,641,873 shares beneficially owned by the subsidiaries of Equity; 52,500 shares beneficially owned by Samstock, L.L.C.; 5,000 stock units beneficially owned by Mr. Zell; and options to purchase 120,000 shares beneficially owned by Mr. Zell.

(3) 3,603,000 of the shares owned by Holdings are held at four financial institutions as collateral for loans. Under the various loan agreements, the institutions cannot vote or exercise any ownership rights relating to the pledged shares unless there is an event of default.

(4) 1,000,000 of the shares owned by Investments are held at a financial institution as collateral for a loan. Under the loan agreement, the institution cannot vote or exercise any ownership rights relating to the pledged shares unless there is an event of default.

(5) According to a Schedule 13G dated February 10, 1999 filed with the SEC by Wallace R. Weitz & Company. The common stock reported herein is beneficially owned by Wallace R. Weitz & Company, a Nebraska corporation and a registered investment adviser.

                                  UNDERWRITING


         Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions contained in the purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                  Underwriters                                         Number of Shares
                  ------------                                         ----------------
                  Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated...........................................

                                                                       ----------------
                  TOTAL.................................................. 3,000,000



         The offering will be underwritten on a firm commitment basis. In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to such agreement if any of the shares of common stock being sold are purchased. Under certain circumstances described in the purchase agreement, the commitments of non-defaulting underwriters may be increased.

         The representative has advised us that the underwriters propose initially to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $________ per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $________ per share on sales to certain other dealers. After this offering, the public offering price, concession and discount may be changed.

         We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

         The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. The amounts are shown assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                       Per Share          Without Option           With Option

         Public Offering Price....................         $______               $______                $______
         Underwriting Discount....................         $______               $______                $______
         Proceeds, before expenses,
         to American Classic
           Voyages Co.............................         $______               $______                $______

         The expenses of this offering (exclusive of the underwriting discount) are estimated at $___________.

         The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part.

         Until the distribution of the shares of common stock is completed, certain rules of the SEC may limit the ability of the underwriters to bid for and purchase shares of the common stock. As an exception to these rules, the representative is permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

         If the underwriters create a short position in the common stock in connection with this offering (i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus), the representative may reduce that short position by purchasing shares of common stock in the open market. The representative may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         In connection with this offering, certain underwriters may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock under this prospectus.

         We, our executive officers and directors and certain of our stockholders have agreed for a period of __ days from the date of this prospectus not to, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, except for options or shares granted under the 1992 Stock Option Plan, the Executive Stock Option Plan, the 1995 Employee Stock Purchase Plan, subject to approval by our stockholders, the 1999 Stock Option Plan and the shares of common stock sold pursuant to this offering.

         Certain of the underwriters and their affiliates engage in transactions with, and perform services for, us and other entities owned or controlled by Mr. Zell in the ordinary course of business and have engaged, and may in the future engage, in commercial and investment banking transactions and financial advisory services with us and other entities owned or controlled by Mr. Zell. In connection with rendering such services in the past, the underwriters and their affiliates have received customary compensation.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Seyfarth, Shaw, Fairweather & Geraldson, Chicago, Illinois. In connection with this offering, Sidley & Austin, Chicago, Illinois, will pass upon certain legal matters for the underwriters.

                                     EXPERTS

         The historical consolidated financial statements of American Classic Voyages Co. as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and elsewhere in the Registration Statement from the Annual Report on Form 10-K for the year ended December 31, 1997 in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We have filed the following documents with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are incorporated herein by reference:

         1.       Annual Report on Form 10-K, for the year ended December 31,
                  1997;

         2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

         3.       Current Report on Form 8-K dated February 22, 1999; and

         4. The description of the common stock, contained in our Registration Statement on Form S-1 (Registration No. 33-45139), all amendments thereto and reports filed for the purpose of updating such description.

         All documents filed by us pursuant to Section 13(a), 13 (c), 14 or 15(d) of the Exchange Act (1) subsequent to the initial filing of this prospectus and prior to the date it is declared effective and (2) subsequent to the date of this prospectus and prior to the termination of this offering are incorporated by reference and become a part of this prospectus and to be a part hereof from their date of filing.

         Any statement contained in this prospectus or in a document incorporated by reference are modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         On written or telephone request, we will provide free of charge to each person (including any beneficial owner) to whom a copy of this prospectus is delivered, a copy of any or all of the documents incorporated by reference in this prospectus but not delivered with this prospectus. Written or telephone requests for such copies should be directed to our principal office: American Classic Voyages Co., Two North Riverside Plaza, Suite 200, Chicago, Illinois 60606, Attention: Investor Relations, Telephone: (312) 258-1890.

                              AVAILABLE INFORMATION

         We file reports, proxy statements and other information with the SEC. Those reports, proxy statements and other information may be obtained:

         - At the Public Reference Room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

         - At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

         - By writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 or calling the SEC at 1-800-SEC-0330;

         - At the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

         - From the Internet site maintained by the SEC at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

         Some locations may charge prescribed or modest fees for copies.

         We have filed with the SEC a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                   [AMCV LOGO]


                                3,000,000 SHARES



                                  COMMON STOCK




                               ------------------

                                   PROSPECTUS

                               -------------------








                               MERRILL LYNCH & CO.




                               _____________, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following are the estimated expenses in connection with the distribution of the securities being registered:

Securities and Exchange Commission registration fee...................   $23,379
National Association of Securities Dealers, Inc.  filing fee..........     8,910
Nasdaq National Market additional listing fee.........................    17,500
Printing and related expenses.........................................    75,000
Blue sky fees and expenses............................................     5,000
Legal fees and expenses...............................................   100,000
Accounting fees and expenses..........................................    25,000
Miscellaneous.........................................................    20,211
                                                                       ---------
Total................................................................. $ 275,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article Seventh of the Registrant's Amended and Restated Certificate of Incorporation ("Article Seventh") is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a company to include a provision limiting the personal liability of a director in the company's certificate of incorporation. With limitations, Article Seventh eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. However, Article Seventh does not eliminate director liability: (1) for breaches of the duty of loyalty to the Registrant and its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the Delaware General Corporation Law ("Section 174"). Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While Article Seventh protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in Article Seventh have no effect on claims arising under the federal securities laws.

         Under Section 145 of the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

         The directors and officers of the Company are covered by directors' and officers' insurance in an aggregate maximum of approximately $10 million indemnifying them against certain liabilities that they might incur in such capacities, including certain liabilities arising under the Securities Act. The premium for this insurance is paid by the Company.

         The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Company, its directors, its officers who have signed the Registration Statement, each person, if any, who controls the Company, each selling stockholder and each person, if any, who controls such selling stockholder for certain liabilities, including liabilities arising under the Securities Act, resulting from information relating to the underwriters furnished in writing to the Registrant by the underwriters for use in the Registration Statement, the prospectus or any preliminary prospectus.

ITEM 16.  EXHIBITS

Exhibit Number       Description of Exhibit
--------------       ----------------------
1.1                  Form of Underwriting Agreement
5.1                  Form of Opinion of Seyfarth, Shaw, Fairweather & Geraldson
23.1                 Consent of KPMG LLP
23.2                 Consent of Seyfarth, Shaw, Fairweather & Geraldson
                     (included in Exhibit 5.1)
24.1                 Power of Attorney from Samuel Zell
24.2                 Power of Attorney from Arthur A. Greenberg
24.3                 Power of Attorney from Mark Slezak
24.4                 Power of Attorney from Jerry R. Jacob
24.5                 Power of Attorney from Joseph P. Sullivan
24.6                 Power of Attorney from Emanuel L. Rovelas
24.7                 Power of Attorney from Jeffrey N. Watanabe

ITEM 17.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned Registrant hereby undertakes that:

         1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 22nd day of February, 1999.

                                   AMERICAN CLASSIC VOYAGES CO.


                                   By:       /s/ Philip C. Calian
                                         ------------------------------
                                         Philip C. Calian
                                         President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      /s/ Samuel Zell *
--------------------------------
Samuel Zell                      Chairman of the Board
February 22, 1999

      /s/ Philip C. Calian
--------------------------------
Philip C.  Calian                President and Chief Executive Officer
                                 (Principal Executive Officer), Director
February 22, 1999

      /s/ Randall L. Talcott
--------------------------------
Randall L.  Talcott              Vice President and Treasurer
February 22, 1999                (Principal Financial and Accounting
                                 Officer)

      /s/ Arthur A. Greenberg *
--------------------------------
Arthur A.  Greenberg             Director
February 22, 1999

      /s/ Mark Slezak   *
--------------------------------
Mark Slezak                      Director
February 22, 1999

       /s/ Jerry R. Jacob *
--------------------------------
Jerry R. Jacob    Director
February 22, 1999

      /s/ Joseph P. Sullivan *
--------------------------------
Joseph P. Sullivan               Director
February 22, 1999

        /s/ Emanuel L. Rouvelas*
--------------------------------
Emanuel L. Rouvelas              Director
February 22, 1999

       /s/ Jeffrey N. Watanabe *
--------------------------------
Jeffrey N. Watanabe              Director
February 22, 1999

 *   /s/ Philip C. Calian
--------------------------------
Philip C. Calian
 Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit           Description of Exhibit
Number

1.1               Form of Underwriting Agreement
5.1               Form of Opinion of Seyfarth, Shaw, Fairweather & Geraldson
23.1              Consent of KPMG LLP
23.2              Consent of Seyfarth, Shaw, Fairweather & Geraldson
                  (included in Exhibit 5.1)
24.1              Power of Attorney from Samuel Zell
24.2              Power of Attorney from Arthur A. Greenberg
24.3              Power of Attorney from Mark Slezak
24.4              Power of Attorney from Jerry R. Jacob
24.5              Power of Attorney from Joseph P. Sullivan
24.6              Power of Attorney from Emanuel L. Rouvelas
24.7              Power of Attorney from Jeffrey N. Watanabe